Exhibit 99.1

Cenovus oil production climbs 15% in first quarter

Refining operating cash flow increases 97% to $524 million

•	Cash flow was $971 million, or $1.28 per share in the first quarter, an increase of 7% from the same period in 2012, mainly due to strong performance from the company’s refining business.
•	Operating cash flow from refining almost doubled to $524 million compared with the same quarter a year earlier.
•

Combined oil sands production at Foster Creek and Christina Lake averaged more than 100,000 barrels per day (bbls/d) net in the first quarter, up 22% from a year earlier. Production at Christina Lake increased 79% to an average of more than 44,000 bbls/d net.

•	Conventional oil production, including Pelican Lake, averaged almost 80,000 bbls/d in the quarter, a 7% increase from the same period a year ago.
•	Regulatory applications and environmental impact assessments (EIAs) were submitted for new phases at Christina Lake and Foster Creek.
•	Cenovus drilled 315 gross stratigraphic test wells in the first quarter, primarily to support the expansion and development of the company’s oil sands projects.

“Our refining business continues to deliver excellent results, clearly demonstrating the benefit of our integrated strategy. When our cash flow from heavy oil production is affected by low commodity prices, our refineries give us a financial advantage by turning that discounted crude into higher-value refined products,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We also delivered another quarter of strong oil production growth, mainly due to our oil sands assets.”

Financial & production summary
(for the period ended March 31)	2013	2012	% change
($ millions, except per share amounts)	Q1	Q1
Cash flow[1]	971	904	7
Per share diluted	1.28	1.19
Operating earnings[1]	391	340	15
Per share diluted	0.52	0.45
Net earnings	171	426	-60
Per share diluted	0.23	0.56
Capital investment	915	900	2
Production (before royalties)
Oil sands total (bbls/d)	100,347	81,947	22
Conventional oil[2] (bbls/d)	79,878	74,903	7
Total oil[2] (bbls/d)	180,225	156,850	15
Natural gas (MMcf/d)	545	636	-14

[1] Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

[2] Includes natural gas liquids (NGLs) production and production from Pelican Lake.

Calgary, Alberta (April 24, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) reported strong first quarter performance, benefiting from its integrated business plan. The company delivered excellent results from its U.S. refining operations and continued growth in its oil production. Cenovus achieved cash flow of $971 million, 7% higher than the first quarter of 2012. Increased crude oil production was offset by a 27% decline in the average crude oil sales price the company received compared with the same period a year ago.

While lower oil prices had a negative impact on cash flow from the company’s oil producing assets, they benefited Cenovus’s refining operations. This is due to the company’s ability to process discounted heavy oil and at the same time receive elevated prices for its refined products. Operating cash flow from refining increased to $524 million in the first quarter, 97% higher than the year before.

During the first quarter, the price of Western Canadian Select (WCS), the benchmark Canadian heavy oil blend, fell against the price of West Texas Intermediate (WTI), the North American benchmark. The differential averaged US$31.96/bbl in the first quarter, widening 49% from the same period in 2012. The company’s refineries, one in Illinois and the second in Texas, have access to WCS and other discounted oil feedstock.

Steady oil production growth

Average daily oil production in the quarter was 15% higher compared with the same period in 2012, primarily led by growth at the company’s Christina Lake oil sands project. Combined output from Foster Creek and Christina Lake averaged 100,347 bbls/d net in the first quarter, up 22% from the same period in 2012. Production at Christina Lake averaged 44,351 bbls/d net, an increase of 79% from a year earlier, resulting mainly from the successful ramp-up of the phase D expansion. Foster Creek output averaged about 56,000 bbls/d net, down 2% from the same period a year earlier due to higher than expected downtime on some production wells.

There are now five phases operating at Foster Creek and four at Christina Lake. Expansions continue at each of these projects, with a combined 85,000 bbls/d of gross production capacity expected to be added before the end of 2014, helping to advance Cenovus’s long-term oil growth strategy.

Cenovus has started moving wells at Foster Creek into the final phase of production, called blowdown. This is a first at a major commercial steam-assisted gravity drainage (SAGD) project. As SAGD wells are prepared for blowdown, steam injection is reduced and pressure is maintained with the co-injection of methane. In full blowdown, the well continues to produce without steam, which lowers operating costs. The steam is then redirected to a newer well pad. One well pad at Foster Creek entered full blowdown mode in the first quarter and two more are being converted.

Addressing market access challenges

The predictability of Cenovus’s oil production growth, combined with its financial strength, gives the company the confidence to consider support for all proposed major pipeline projects that would open up additional access to existing markets and potentially add new ones.

“It’s vital to the economy that Canadian oil companies continue to expand market access for their production,” Ferguson said. “Without pipelines to new markets, Canada’s oil industry will continue to leave billions of dollars in lost revenues on the table every year to the detriment of all Canadians. With the third largest oil reserves in the world, Canada has a tremendous opportunity to meet the growing global demand for energy.”

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First Quarter 2013 Report	News Release

Cenovus continues to examine ways to mitigate the negative impact of market access constraints on pricing for Canadian oil producers. The company takes a portfolio approach to market access and continues to proactively assess various options to transport its oil. Cenovus is receiving higher international prices on about 40,000 bbls/d of oil production through a combination of pipeline, barge and rail options that provide access to ocean transport. For example, in early 2012, Cenovus started shipping 11,500 bbls/d of oil under a firm service agreement on the Trans Mountain pipeline that runs from Edmonton to the West Coast. This enables Cenovus to receive a premium for its Foster Creek production relative to the WCS heavy oil benchmark. In addition to pipelines, Cenovus is now shipping about 6,000 bbls/d of conventional oil to market by rail and is looking to increase that to about 10,000 bbls/d by the end of this year.

Oil Projects

Daily production[1]
(Before royalties) (Mbbls/d)	2013			2012			2011
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	56	58	59	63	52	57	55
Christina Lake	44	32	42	32	29	25	12
Oil sands total	100	90	101	96	80	82	67
Conventional oil
Pelican Lake	24	23	24	24	22	21	20
Weyburn	17	16	16	16	16	17	16
Other conventional[2]	39	37	37	36	36	38	31
Conventional total	80	76	77	76	75	75	68
Total oil[2]	180	165	178	171	156	157	134

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of growth. The two currently producing operations, Foster Creek and Christina Lake, use SAGD, which involves drilling into the reservoir and pumping the oil to the surface. Cenovus has begun work on its third project, Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and are jointly owned with ConocoPhillips. Cenovus also has an enormous opportunity to deliver increased shareholder value through production growth from future developments. The company has identified several emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications for new projects.

Foster Creek and Christina Lake

Production

•	Combined production at Foster Creek and Christina Lake increased 22% to more than 100,000 bbls/d net in the first quarter of 2013 compared with the same period a year earlier.

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First Quarter 2013 Report	News Release

•	Christina Lake production increased 79% to an average of 44,351 bbls/d net in the first quarter, compared with the same period a year earlier.
•

The substantial increase in production at Christina Lake was due to the ramp-up of two new expansion phases. Phase C reached full capacity in the first quarter of 2012, while phase D began producing in July 2012, about three months ahead of schedule. Phase D demonstrated full production capacity in January 2013, approximately six months after first production.

•

Foster Creek produced an average of about 56,000 bbls/d net in the first quarter, a 2% decline from the average production rate in the same period a year earlier. The slight decline was mainly due to increased downtime on some production wells. Work is being done on the wells and the company anticipates production to once again be at the higher end of its current expected range of 110,000 bbls/d to 120,000 bbls/d in the third quarter.

•

About 14% of production at Foster Creek comes from 52 wells using Cenovus’s Wedge WellTM technology. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. The company’s Wedge WellTM technology has the potential to increase overall recovery from the reservoir between 10% and 15%, while reducing the steam to oil ratio (SOR). Cenovus anticipates having an additional 11 wells at Foster Creek using Wedge WellTM technology on production by the end of 2013.

•

Christina Lake is also benefiting from the use of Wedge WellTM technology with seven of these wells now producing and another three drilled wells expected to be on line in the second quarter of this year.

Expansions

•

The Christina Lake phase E project is about 90% complete. First production is expected in the third quarter of 2013. Procurement, plant construction and major equipment fabrication continue for phase F. Engineering work continues for phase G.

•

At Foster Creek, overall progress of the combined F, G and H expansion is approximately 46% complete, while the phase F central plant is about 73% complete. First production at phase F is expected in the third quarter of 2014. Module assembly and piling work continues at phase G, while site preparation, piling work and major equipment procurement are underway for phase H.

•

Combined capital investment at Foster Creek and Christina Lake was $385 million in the first quarter, up 30% from the same period in 2012. This includes spending on the expansion phases, stratigraphic test wells and maintenance capital.

•

During the first quarter, Cenovus submitted regulatory applications and environmental impact assessments for Christina Lake phase H and Foster Creek phase J, with regulatory approvals anticipated in the fourth quarter of 2014 and the first quarter of 2015, respectively.

Operating costs

•

Operating costs at Foster Creek averaged $14.03/bbl in the first quarter, about 9% higher than $12.85/bbl a year earlier. The increase came mostly from higher fuel prices and workforce costs, partially offset by lower repair and maintenance expenses. Non-fuel operating costs were $11.12/bbl in the quarter compared with $10.72/bbl in the same period of 2012, a 4% increase.

•

Operating costs at Christina Lake were $12.93/bbl in the first quarter, a 16% decrease from $15.33/bbl in the same period a year ago. Non-fuel operating costs at Christina Lake were $9.24/bbl in the quarter compared with $12.86/bbl in 2012, a 28% decrease. The cost declines were primarily due to significantly higher production and lower repair and maintenance expenses compared with the first quarter in 2012. These were partially offset by an increase in fuel prices and volume, waste fluid handling and trucking costs.

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First Quarter 2013 Report	News Release

Steam to oil ratio

•

SOR measures the number of barrels of steam needed for every barrel of oil produced. A lower SOR means less natural gas is used to generate the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

•

Cenovus continues to achieve among the lowest SORs in the industry. The first quarter SOR at Christina Lake was 1.9, down from 2.1 in the same period a year ago, due to increased production. Foster Creek’s SOR was 2.4, compared with 2.1 in the first quarter of 2012, due to slightly lower production. The SOR at Foster Creek is expected to decrease once production returns to anticipated rates and the company sees the benefits that are anticipated from moving to blowdown. The combined SOR for Cenovus’s oil sands operations was 2.2 in the first quarter of 2013.

Christina Dilbit Blend (CDB)

•

CDB is a heavy oil blend stream launched in the fourth quarter of 2011. While CDB is priced at a discount to WCS, it continues to gain acceptance with a wide base of refiners, which has resulted in a narrowing of the discount for the first quarter of 2013 compared with the same period a year earlier.

•

The Wood River Refinery ran approximately 103,000 bbls/d gross of CDB or equivalent high-TAN crudes during the first quarter of 2013. These crudes represented approximately 60% of the total heavy crude volumes processed at Wood River in the quarter, up from about 30% in the first quarter of 2012.

Narrows Lake

•

Cenovus’s next major oil sands development, a three-phase project at Narrows Lake in northern Alberta, received regulatory approval in 2012 as well as partner approval for the first phase. Narrows Lake is expected to be the industry’s first project to demonstrate solvent aided process (SAP), using butane, on a commercial scale.

•

Site preparation, which began in the third quarter of 2012, engineering and procurement, are progressing as expected. Construction of the phase A plant is scheduled to start in the third quarter of 2013. The first phase of the project is anticipated to have production capacity of 45,000 bbls/d, with first oil expected in 2017.

•	Cenovus invested $25 million to advance the Narrows Lake project in the first quarter of this year compared with $9 million in the same period in 2012.

Emerging projects

Grand Rapids

•

At the company’s 100%-owned Grand Rapids project, located within the Greater Pelican Region, a SAGD pilot project is underway. The pilot project is progressing and first production from a second well pair was achieved in February.

•	A regulatory application and EIA for a 180,000 bbl/d commercial project has been submitted and is proceeding on schedule. Cenovus anticipates regulatory approval for Grand Rapids by the end of 2013.
•

Capital investment at Grand Rapids was $18 million in the first quarter of 2013, down from $34 million a year ago. This was primarily due to stratigraphic test well drilling initially scheduled for the first quarter of this year being advanced into the fourth quarter of 2012.

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First Quarter 2013 Report	News Release

Telephone Lake

•

Cenovus’s 100%-owned Telephone Lake property is located within the Borealis Region of northern Alberta. A revised application and EIA submitted in December 2011 is advancing through the regulatory process and approval is anticipated in 2014.

•

Cenovus is continuing its dewatering pilot project designed to remove a layer of non-potable water that is sitting on top of the oil sands deposit at Telephone Lake. The dewatering operations have been running well. While dewatering is not essential to the development of Telephone Lake, Cenovus believes it could improve the project’s SORs by up to 30%, enhancing its economics and reducing its impact on the environment.

•	Consistent with the development plan, capital spending in the first quarter was $53 million, down from $91 million a year earlier.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, Cenovus has been injecting polymer to enhance production from the reservoir, which is also under waterflood. Based on reservoir performance of the polymer program, the company has a multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d.

•

Pelican Lake produced 23,687 bbls/d in the first quarter of 2013, a 14% increase in production compared with the same period in 2012 due to the expansion of infill drilling and polymer injection. In the first quarter, production response from the company’s infill drilling and polymer flood program was slower than expected for some of the well pads as it’s taking longer to build reservoir pressure. Stronger production growth is expected later this year and in 2014 in response to the polymer injection.

•

Cenovus invested $143 million at Pelican Lake in the first quarter to increase infill drilling for the polymer flood program and on facility expansion, up from $139 million in the same period of 2012. This investment not only helps to grow production, but also to offset natural declines.

•

The company has decided to delay some capital investment originally planned for 2013 to align spending with the current response it’s receiving from the polymer flood program. A second oil battery scheduled for construction this year has been delayed until 2014. The move should allow Cenovus to optimize the battery design and installation, which is expected to reduce overall costs. Work will continue as planned on project engineering and long-lead items. In addition, the company is reducing the number of drilling rigs to two from the four that have been at site.

•	Cenovus still plans to drill about 1,000 additional production and injection wells in the next five to seven years to expand the polymer flood at Pelican Lake.
•

Operating costs at Pelican Lake averaged $19.23/bbl in the first quarter, a 20% increase from $16.05/bbl in the same quarter a year earlier. Per barrel operating costs have been impacted by the expanded polymer injection program and workover activities. Production growth expected later this year will help to reduce per barrel operating costs.

Other conventional oil

In addition to Pelican Lake, Cenovus has conventional and tight oil assets in Alberta as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

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First Quarter 2013 Report	News Release

•

Alberta oil production averaged 32,960 bbls/d in the first quarter, up 8% from the same period in the previous year, primarily due to increased light and medium crude production as a result of successful horizontal well performance.

•	The company invested $190 million in its conventional oil assets, the majority of which was dedicated to the continued development of its emerging tight oil plays in southern Alberta.
•	Production at the Weyburn operation was about 16,700 bbls/d net compared with approximately 16,600 bbls/d net in the first quarter of 2012.
•

Cenovus signed an agreement late last year for a new supply of carbon dioxide (CO2) from SaskPower to supplement the supply it already receives from a coal gasification plant in Beulah, North Dakota. This new supply agreement improves the stability of the company’s CO2 supply source for its enhanced oil recovery operation.

•

Combined crude oil production from the Bakken and Lower Shaunavon operations averaged about 6,500 bbls/d, a 6% decrease from the same quarter a year earlier. As previously announced, Cenovus has a process underway to dispose of its interests in the Lower Shaunavon property and the operated part of its Bakken property.

•

Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, increased 5% to $16.52/bbl in the first quarter of 2013 compared with the same period in 2012. This was mainly due to higher costs for electricity, workforce, waste fluid handling and trucking.

Natural Gas

	Daily production
(Before royalties) (MMcf/d)	2013	2012					2011
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural Gas	545	594	566	577	596	636	656

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•

Natural gas production in the first quarter of 2013 was approximately 545 million cubic feet per day (MMcf/d), down 14% from the same period last year, as anticipated. The production drop was driven primarily by expected natural declines and the decision to direct capital investment toward the company’s oil opportunities.

•	Cenovus’s average realized sales price for natural gas, including hedges, was $3.64 per thousand cubic feet (Mcf) in the period compared with $3.53 per Mcf in the first quarter of 2012.
•	The company invested $9 million in its natural gas properties in the first quarter of 2013. Operating cash flow from natural gas in excess of capital investment was $106 million.
•

Cenovus anticipates managing an annual decline rate of 10% to 15% for its natural gas production, targeting a long-term level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated internal consumption at its oil sands and refining facilities.

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First Quarter 2013 Report	News Release

Refining

Cenovus’s refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge against discounted crude oil prices by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

•

Operating cash flow from refining increased to $524 million, 97% more than in the first quarter of 2012. This was due to improved refining margins, mainly attributable to higher benchmark crack spreads as well as wider heavy oil price differentials, resulting in lower feedstock costs.

•	The positive impact of lower feedstock costs was partially offset by reduced product output due to planned maintenance at both refineries during the quarter.
•

Cenovus’s refineries processed an average of 416,000 bbls/d of crude oil in the first quarter, resulting in 439,000 bbls/d of refined product output. This was about 6% lower than in the same quarter a year ago primarily due to planned maintenance work at Wood River.

•

For the second quarter of 2013, Cenovus is expecting operating cash flow from the company’s refining business to range between $250 million and $350 million, based on a crack spread of $25/bbl and the recent narrowing of light-heavy differentials.

•	The amount of Canadian heavy oil processed in the first quarter of 2013 was 197,000 bbls/d, compared with 199,000 bbls/d in the same period of 2012.
•

Cenovus’s operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s first quarter 2013 refining operating cash flow would have been $20 million lower than reported under FIFO, compared with $4 million lower in the same quarter of 2012.

•	The company had refining capital investment of $25 million in the first quarter of this year.

Financial

Dividend

The Cenovus Board of Directors declared a second quarter dividend of $0.242 per share, payable on June 28, 2013 to common shareholders of record as of June 14, 2013. Based on the April 23, 2013 closing share price on the Toronto Stock Exchange of $28.75, this represents an annualized yield of about 3.4%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to the dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging strategy

Cenovus’s natural gas and crude oil hedging strategy helps it to achieve more predictability around cash flow and safeguard its capital program. The Board-approved risk management policy allows the company to financially hedge up to 75% of this year’s and next year’s expected natural gas production, net of internal fuel usage, and up to 50% and 25%, respectively, in the two following years. The policy also allows the company to enter fixed price hedges on as much as 50% of net liquids production this year and next, as well as 25% of net liquids production for each of the following two years. In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 135 MMcf/d of natural gas is expected to be consumed at the company’s SAGD and refinery operations, which is more than offset by the gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

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First Quarter 2013 Report	News Release

Cenovus’s financial hedge positions at March 31, 2013 include:

•

approximately 10% or 18,500 bbls/d of expected oil production hedged for 2013 at an average Brent price of US$110.36/bbl and an additional 10% or 18,500 bbls/d at an average Brent price of C$111.72/bbl

•

166 MMcf/d or approximately 32% of expected natural gas production hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage of about 135 MMcf/d of natural gas and long-term sales of 29 MMcf/d of natural gas

•	approximately 49,200 bbls/d of heavy crude exposure hedged for 2013 at an average WCS differential to WTI of US$20.74/bbl
•	approximately 10,800 bbls/d of heavy crude exposure hedged for 2014 at an average WCS differential to WTI of US$20.27/bbl.

Financial highlights

•	Cash flow in the first quarter was $971 million, or $1.28 per share diluted, compared with $904 million, or $1.19 per share diluted, in the same period a year earlier.
•	Operating earnings in the quarter were $391 million, or $0.52 per share diluted, up 15% from the same quarter in 2012.
•

Cenovus had a realized after-tax hedging gain of $44 million in the first quarter. The company received an average realized price, including hedging, of $56.72/bbl for its oil in the first quarter, compared with $72.61/bbl during the same period in 2012. The average realized price, including hedging, for natural gas in the first quarter was $3.64/Mcf, compared with $3.53/Mcf a year earlier.

•

Cenovus recorded income tax expense of $123 million in the first quarter of 2013, giving the company an effective tax rate of 42%, compared with an effective rate of 28% in the year-earlier period. The increased tax rate reflects higher income from U.S. refining operations and a loss from Canadian sources of income due to unrealized risk management losses. A tax expense arises from the U.S. income, while there is a tax recovery associated with the Canadian loss, which is calculated at the lower Canadian rate.

•

Cenovus’s net earnings for the first three months of 2013 were $171 million compared with $426 million in the first quarter of 2012. Net earnings were negatively impacted by unrealized risk management and foreign exchange losses in the quarter compared with gains in the same period of 2012.

•	Capital investment during the quarter was $915 million. That was a 2% increase from $900 million in the first quarter of 2012 as the company continued to advance development of its oil opportunities.
•

General and administrative (G&A) expenses were $83 million in the first quarter of this year. G&A expenses were 11% lower than in the first quarter of 2012, primarily due to a decline in long-term incentive expenses.

•

Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At March 31, 2013, the company’s debt to capitalization ratio was 33% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.1 times.

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First Quarter 2013 Report	News Release

Operating earnings
(for the period ended March 31) ($ millions, except per share amounts)	2013 Q1	2012 Q1
Net earnings	171	426
Add back (deduct):
Unrealized risk management (gains) losses, after-tax	173	(48)
Non-operating unrealized foreign exchange (gains) losses, after-tax	47	(38)
Operating earnings	391	340
Per share diluted	0.52	0.45

Oil sands project schedule
Project phase	Regulatory status	First production target	Expected production capacity (bbls/d) gross
Foster Creek[1] A – E			120,000
F	Approved	Q3-2014F	45,000[2]
G	Approved	2015F	40,000
H	Approved	2016F	40,000
J	Submitted Q1-2013	2019F	50,000
Future optimization			15,000
Total capacity			310,000
Christina Lake[1] A – D			98,000
E	Approved	Q3-2013F	40,000
F	Approved	2016F	50,000
G	Approved	2017F	50,000
H	Submitted Q1-2013	2019F	50,000
Future optimization			12,000
Total capacity			300,000
Narrows Lake[1]
A	Approved	2017F	45,000
B-C	Approved	TBD	85,000
Total Capacity			130,000
Grand Rapids	Submitted Q4-2011	2017F	180,000
Telephone Lake[3]	Submitted Q4-2011	TBD	90,000

1 Properties 50% owned by ConocoPhillips. Certain phases may be subject to partner approval.

2 Includes 5,000 bbls/d gross submitted to the regulator in Q1 2013.

3 Projected total capacity of more than 300,000 bbls/d.

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First Quarter 2013 Report	News Release

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Cenovus Energy Inc., (“we”, “our”, “Cenovus”, or the “Company”) dated April 23, 2013, should be read in conjunction with our March 31, 2013 unaudited interim Consolidated Financial Statements and accompanying notes (“interim Consolidated Financial Statements”), the December 31, 2012 audited Consolidated Financial Statements and accompanying notes (“Consolidated Financial Statements”) and the December 31, 2012 MD&A (“annual MD&A”). This MD&A provides an update to our annual MD&A and contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Advisory for information on the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information. Cenovus Management prepared the MD&A. The interim MD&A is approved by the Audit Committee of the Cenovus Board of Directors (the “Board”) and the annual MD&A is reviewed by the Audit Committee and recommended for its approval by the Board. Additional information about Cenovus, including our quarterly and annual reports and the Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at cenovus.com.

Basis of Presentation

This MD&A and the interim Consolidated Financial Statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated and have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”). Production volumes are presented on a before royalties basis.

Non-GAAP Measures

Certain financial measures in this document do not have a standardized meaning as prescribed by IFRS, such as Operating Cash Flow, Cash Flow, Operating Earnings, Free Cash Flow, Debt, Capitalization and Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional measures for analyzing our ability to generate funds to finance our operations and information regarding our liquidity. The additional information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation of each non-GAAP measure is presented in the Operating Results, Financial Results and Liquidity and Capital Resources sections of this MD&A.

OVERVIEW OF CENOVUS

We are a Canadian integrated oil company headquartered in Calgary, Alberta, with our shares trading on the Toronto and New York stock exchanges. On March 31, 2013, we had a market capitalization of approximately $24 billion. We are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”). Our average crude oil and NGLs production in the first quarter of 2013 was in excess of 180,000 barrels per day, our average natural gas production was 545 MMcf per day and our refinery operations produced an average of 439,000 barrels per day of refined product.

Our Strategy

Our strategy is to create long-term value for our shareholders through the development of our vast oil sands resources, our execution excellence, our ability to innovate and our financial strength. We are focused on continually building our net asset value and paying a strong and sustainable dividend.

Our integrated approach, which enables us to capture the full value chain from production to high-quality end products like transportation fuels, relies on our entire asset mix:

•     Oil sands for growth;

•     Conventional crude oil for near-term cash flow and diversification of our revenue stream;

•     Natural gas for the fuel we use at our oil sands and refining facilities, and for the cash flow it provides to help fund our capital spending programs; and

•     Refining to help reduce the impact of commodity price fluctuations.

To achieve our expected production targets, we anticipate our total annual capital investment to average between $3.0 and $3.5 billion for the next decade. This capital investment is expected to be primarily internally funded through cash flow generated from our crude oil, natural gas and refining operations as well as prudent use of our balance sheet capacity. We continue to focus on executing our 10-year business plan in a predictable and reliable way, leveraging the strong foundation we have built to date.

Oil Production

We plan to increase our net oil sands bitumen production to approximately 400,000 barrels per day and our net crude oil production, including our conventional oil operations, to approximately 500,000 barrels per day by the end of 2021. We are focusing on the development of our substantial crude oil resources predominantly from Foster Creek, Christina Lake, Pelican Lake, Narrows Lake and our conventional tight oil opportunities. Our future opportunities are currently based on the development of the land positions that we hold in the oil sands in northern Alberta and we plan to continue assessing our emerging resource base by drilling approximately 350-450 gross stratigraphic test wells each year for the next five years.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Oil Sands

Our operations include the following steam-assisted gravity drainage (“SAGD”) oil sands projects in northern Alberta:

	Ownership Interest (percent)	Q1 2013 Net Production Volumes (bbls/d)	Current Expected Gross Production Capacity (bbls/d)

Existing Projects
Foster Creek	50	55,996	310,000
Christina Lake	50	44,351	300,000
Narrows Lake	50	-	130,000
Emerging Projects
Grand Rapids	100	-	180,000
Telephone Lake	100	-	300,000

Foster Creek, Christina Lake and Narrows Lake are operated by Cenovus and located in the Athabasca Region of northeastern Alberta. In addition to current production, expansion work is underway at phases F, G and H at Foster Creek with added production capacity from phase F expected in the third quarter of 2014. Christina Lake is anticipating production from phase E in the third quarter of 2013, with expansion work currently underway for phases F and G. In the first quarter of 2013, we submitted joint applications and environmental impact assessments (“EIAs”) for Foster Creek phase J and Christina Lake phase H. We anticipate receiving regulatory approval for Foster Creek in the first quarter of 2015 and Christina Lake in the fourth quarter of 2014. For our Narrows Lake property, we received regulatory approval in May 2012 for phases A, B and C, and final partner approval in December 2012 for phase A. Site preparation and procurement is underway and we anticipate first production in 2017.

Two of our emerging projects are Grand Rapids and Telephone Lake. At our Grand Rapids project located within the Greater Pelican Region, a SAGD pilot project is underway. In December 2011, we filed a joint application and EIA for a commercial SAGD operation. We anticipate regulatory approval in the fourth quarter of 2013. Our Telephone Lake property is located within the Borealis Region. In December 2011, we submitted a revised joint application and EIA due to an increase in the project development area. We anticipate receiving regulatory approval in 2014.

Also located within the Athabasca Region, is our wholly owned Pelican Lake property. Pelican Lake produces heavy oil using polymer flood technology and has expected ultimate production capacity of 55,000 barrels per day.

Conventional

Crude oil production from our Conventional business segment continues to generate predictable near-term cash flows, which provides diversification to our revenue stream and enables further development of our Oil Sands assets. Our natural gas production acts as an economic hedge for the natural gas required as a fuel source at both our upstream and refining operations and provides cash flows to help fund our growth opportunities.

	Three Months Ended March 31, 2013
($ millions)	Crude Oil and NGLs	Natural Gas

Operating Cash Flow	235	111
Capital Investment	190	8
Operating Cash Flow in Excess of Related Capital Investment	45	103

We have established conventional crude oil and natural gas producing assets and developing tight oil assets. In Saskatchewan, we also inject carbon dioxide to enhance oil recovery at our Weyburn operations.

Refining and Marketing

Our operations include refineries located in Illinois and Texas that are jointly owned with and operated by Phillips 66, an unrelated U.S. public company.

	Ownership Interest (percent)	Q1 2013 Nameplate Capacity (Mbbls/d)

Wood River	50	311
Borger	50	146

Our refining operations allow us to capture the value from crude oil production through to refined products, such as diesel, gasoline and jet fuel, to mitigate volatility associated with North American commodity price movements.

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First Quarter 2013 Report	Management’s Discussion and Analysis

This segment also includes the marketing of third party purchases and sales of product, undertaken to provide operational flexibility for transportation commitments, product quality, delivery points and customer diversification.

($ millions)	Three Months Ended March 31, 2013

Operating Cash Flow	528
Capital Investment	25
Operating Cash Flow in Excess of Related Capital Investment	503

Technology and Environment

Technology development plays a key role in improving the amount of bitumen we can access and extract from the ground, potentially reducing costs and building on our history of excellent project execution. The Cenovus culture fosters new ideas and new approaches and has a track record of developing innovative solutions that unlock previously inaccessible resources. Environmental considerations are embedded into our business with the objective of reducing our environmental impact. We are advancing technologies with the goal of reducing the amount of water, natural gas and electricity consumed in our operations and minimizing environmental disturbance.

Dividend

Our disciplined approach to capital allocation includes continuing to pay a strong and sustainable dividend as part of delivering total shareholder return. The annualized dividend in 2012 was 10 percent higher than in 2011. The Board of Directors approved a dividend increase of 10 percent for the first quarter of 2013 to $0.242 per share.

Net Asset Value

We measure our success in a number of ways with a key measure being growth in net asset value. We continue to be on track to reach our goal of doubling our December 2009 net asset value by the end of 2015.

OPERATING AND FINANCIAL HIGHLIGHTS

The first quarter of 2013 highlights the strength of our integrated approach. Despite continued volatility in crude oil prices, Operating Cash Flow and Cash Flow increased from 2012, as a result of strong refining margins and increases in crude oil production. During the first quarter of 2013, the West Texas Intermediate (“WTI”) to Western Canadian Select (“WCS”) differential widened 49 percent, averaging US$31.96 per barrel (2012 – US$21.42 per barrel), and the Brent-WTI differential widened by 19 percent. While upstream operations are negatively impacted by wider WTI-WCS differentials, our refining operations are able to capture value from both the WTI-WCS differential for Canadian crude oil in lower feedstock costs and the Brent-WTI differential in higher selling prices for the sale of refined products.

Operational Results for the First Quarter of 2013

In the first quarter, crude oil production from our Oil Sands segment averaged 124,034 barrels per day, an increase of 21 percent compared to 2012. Christina Lake, phase D, our ninth SAGD expansion phase, began producing in the third quarter of 2012 and the facility exceeded gross nameplate capacity of 98,000 barrels per day, achieving a new single day production high in the quarter of 100,176 gross barrels per day. Pelican Lake production increased while Foster Creek production remained relatively flat.

Within our Conventional segment, crude oil and NGLs production averaged 56,191 barrels per day, an increase of four percent, as a result of successful well performance in Alberta. Alberta crude oil production increased nine percent to an average of 32,047 barrels per day.

Our refining operations produced 439,000 barrels per day of refined products, a decrease of about 26,000 barrels per day, or six percent, due to planned maintenance activities in March. We processed an average of 416,000 (Q1 2012 – 445,000) barrels per day of crude oil, of which 197,000 barrels per day was heavy crude oil (Q1 2012 – 199,000). Despite decreases in refined product volumes, strong refining margins, resulting from discounted crude oil feedstock costs and higher market crack spreads, generated strong Operating Cash Flow.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Other significant operational results in the first quarter, as compared to 2012, include:

•      Christina Lake production averaging 44,351 barrels per day, an increase of 79 percent, as phase C reached full capacity in the second quarter of 2012 and the start-up of phase D in the third quarter of 2012;

•      Foster Creek production averaging 55,996 barrels per day, a decrease of two percent, as a higher than usual number of wells came off production as a result of downhole mechanical issues;

•      Pelican Lake production averaging 23,687 barrels per day, an increase of 14 percent as a result of our infill drilling and polymer flood program;

•      Natural gas production declining 14 percent to an average of 545 MMcf per day, primarily due to expected natural declines;

•      Completing planned refinery maintenance; and

•      Increasing our access to new markets with more volumes of crude oil being shipped on a pipeline to the West Coast and approximately 6,000 barrels per day transported by rail to the East Coast and the U.S.

Financial Results for the First Quarter of 2013

For an understanding of the trends and events that impacted our financial results, the following discussion should be read in conjunction with our 2012 annual MD&A.

In the first quarter, our integrated approach allowed us to mitigate the impact of wider WTI-WCS price differentials which resulted in decreased Canadian crude oil prices, with continued high refining margins and strong crude oil production, resulting in total Operating Cash Flow of $1,211 million, a 12 percent increase, and Cash Flow of $971 million, a seven percent increase. Operating Earnings were $391 million, a 15 percent increase, primarily due to higher cash flow, while net earnings declined 60 percent to $171 million, primarily due to unrealized risk management and foreign exchange losses, as compared to gains in 2012. We paid a quarterly dividend of $0.242 per share (2012 – $0.22 per share), an increase of 10 percent, demonstrating our continuing commitment to pay a strong and sustainable dividend as part of delivering total shareholder return.

Other financial highlights for the first quarter, as compared to 2012, include:

Revenues

Revenues of $4,319 million, decreasing $245 million or five percent as a result of:

•      Our crude oil average sales price (excluding financial hedging) decreasing 27 percent to $54.02 per barrel;

•      Refining and Marketing revenues decreasing $46 million due to planned refinery maintenance activities reducing refined product output; and

•      A decrease in natural gas sales volumes of 14 percent primarily due to expected natural declines in production.

Partially offsetting these decreases in revenues were:

•      Crude oil sales volumes increasing 12 percent;

•      Royalties decreasing by 52 percent primarily due to lower crude oil prices and higher capital investment;

•      Increased condensate volumes used for blending, partially offset by decreased condensate prices; and

•      Our natural gas average sales price (excluding financial hedging) increasing 30 percent to $3.25 per Mcf.

Operating Cash Flow

Operating Cash Flow of $1,211 million, increasing $126 million or 12 percent due to:

•      Operating Cash Flow from our Refining and Marketing segment increasing $261 million due to lower refinery feedstock costs, partially offset by a decrease in refined product output as a result of planned maintenance activities.

Partially offset by a decline in upstream operating cash flow of $135 million resulting from:

•      A reduction in upstream revenues as a result of average crude oil sales price decreases, partially offset by production volume increases and a reduction in royalties; and

•      Higher upstream operating costs of $21 million, primarily as a result of increased production at Christina Lake, rising fuel costs consistent with the increase in the benchmark AECO price, higher chemical costs related to the expanded polymer flood and increased workforce costs related to our phased expansions. This was partially offset by lower repairs and maintenance costs.

Cash Flow

Cash Flow of $971 million, increasing $67 million or seven percent due to an increase in Operating Cash Flow, partially offset by higher general and administrative expenses, excluding non-cash long-term incentive charges.

Operating Earnings

Operating Earnings of $391 million, increasing $51 million, as a result of increases in Cash Flow offset by changes in non-cash items.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Net Earnings

Net earnings of $171 million, decreasing $255 million or 60 percent, primarily as a result of unrealized risk management and foreign exchange losses in the quarter compared to gains in 2012.

Capital Investment

Capital investment of $915 million was consistent with 2012, increasing two percent, primarily due to phase expansions at our oil sands operations.

OPERATING RESULTS

Crude Oil and NGLs Production Volumes

	Three Months Ended March 31,
(barrels per day)	2013	Percent Change	2012

Oil Sands
Foster Creek	55,996	(2)%	57,214
Christina Lake	44,351	79%	24,733
Pelican Lake	23,687	14%	20,730
Conventional
Heavy Oil	16,712	1%	16,624
Light and Medium Oil	38,508	6%	36,411
NGLs (1)	971	(15)%	1,138
Total Crude Oil and NGLs Production	180,225	15%	156,850

(1)         NGLs include condensate volumes.

In the first quarter, our crude oil and NGLs production increased as Christina Lake phase C reached full capacity in the second quarter of 2012 and the start-up of phase D in the third quarter of 2012. Rising production at Pelican Lake from our infill drilling and polymer flood program and increased light and medium crude oil production as a result of better horizontal well performance in Alberta also increased production. The increases were slightly offset by decreases in production at Foster Creek as during the quarter a higher than usual number of wells came off production as a result of downhole mechanical issues.

Natural Gas Production Volumes

	Three Months Ended March 31,
(MMcf per day)	2013	2012

Conventional	525	595
Oil Sands	20	41
	545	636

In the first quarter, our natural gas production declined compared to 2012, as expected, in line with our decision to direct capital investment to our oil properties. In the low commodity price environment, we have chosen to manage natural gas capital spending for the past several years focusing on high rate of return projects.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Operating Netbacks

	Three Months Ended March 31,
	2013		2012
	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	($/bbl)	($/Mcf)	($/bbl)	($/Mcf)

Price (1)	54.02	3.25	74.22	2.50
Royalties	3.43	0.05	8.10	0.06
Transportation and Blending (1)	2.82	0.15	2.83	0.13
Operating Expenses	15.27	1.14	14.81	1.08
Production and Mineral Taxes	0.56	0.03	0.59	0.02
Netback Excluding Realized Risk Management	31.94	1.88	47.89	1.21
Realized Risk Management Gain (Loss)	2.64	0.39	(1.68)	1.03
Netback Including Realized Risk Management	34.58	2.27	46.21	2.24

(1)        Heavy crude oil is mixed with purchased condensate. The crude oil price and transportation and blending costs exclude the impact of condensate purchases of $31.26 per barrel (2012 – $30.36 per barrel).

In the first quarter, our average netback for crude oil, excluding realized risk management gains and losses, decreased $15.95 per barrel from 2012, primarily due to lower sales prices. Sales prices decreased in the first quarter, consistent with significantly lower benchmark prices, as the average WTI–WCS differential widened to US$31.96 per barrel compared to US$21.42 per barrel in 2012. The price decreases were partially offset by a reduction in royalties at Foster Creek.

Our average netback for natural gas, excluding realized risk management gains and losses, increased $0.67 per Mcf in the first quarter compared to 2012, predominantly from higher sales prices, partially offset by higher per unit operating costs as a result of the decline in production volumes.

Refining (1)

	Three Months Ended March 31,
	2013	Percent Change	2012

Crude Oil Runs (Mbbls/d)	416	(7)%	445
Heavy Oil	197	(1)%	199
Crude Utilization (percent)	91	(7)%	98
Refined Product (Mbbls/d)	439	(6)%	465

(1)    Represents 100 percent of the Wood River and Borger refinery operations.

Planned maintenance activities during the first quarter lowered crude oil runs, utilization rates and refined product output. Despite these decreases, our heavy oil processed in the first quarter remained consistent with 2012, reflecting our ability to process a greater proportion of heavy oil feedstock and the optimization of our total crude input slate during a period of lower feedstock costs.

Further information on the changes in our production volumes, items included in our operating netbacks and refining statistics can be found in the Reportable Segments section of this MD&A. Further information on our risk management activities can be found in the Risk Management section of this MD&A and in the notes to the interim Consolidated Financial Statements.

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First Quarter 2013 Report	Management’s Discussion and Analysis

COMMODITY PRICES UNDERLYING OUR FINANCIAL RESULTS

Key performance drivers for our financial results include commodity prices, price differentials, refining crack spreads as well as the U.S./Canadian dollar exchange rate. The following table shows selected market benchmark prices and the U.S./Canadian dollar average exchange rates to assist in understanding our financial results.

Selected Benchmark Prices and Exchange Rates (1)

	Q1 2013	Q4 2012	Q1 2012

Crude Oil Prices (US$/bbl)
Brent Futures
Average	112.64	110.13	118.45
End of Period	110.02	111.11	122.88
WTI
Average	94.36	88.23	103.03
End of Period	97.23	91.82	103.02
Average Differential Brent-WTI	18.28	21.90	15.42
WCS
Average	62.40	70.12	81.61
End of Period	82.71	59.16	79.52
Average Differential WTI-WCS	31.96	18.11	21.42
Condensate (C5 @ Edmonton) Average	107.23	98.14	110.16
Average Differential WTI-Condensate (Premium)	(12.87)	(9.91)	(7.13)
Refining Margin 3-2-1 Average Crack Spreads (2) (US$/bbl)
Chicago	27.53	28.18	19.00
Midwest Combined (“Group 3”)	27.93	28.49	21.50
Natural Gas Average Prices
AECO ($/GJ)	2.92	2.90	2.39
NYMEX (US$/MMBtu)	3.34	3.40	2.74
Basis Differential NYMEX-AECO (US$/MMBtu)	0.27	0.31	0.21
Foreign Exchange Rate (US$ per C$1)
Average	0.992	1.009	0.999

(1)   These benchmark prices do not reflect our realized sales prices. For our average realized sales prices and realized risk management results, refer to the operating netbacks table in the Operating Results section of this MD&A.

(2)   The 3-2-1 crack spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel using current month WTI based crude oil feedstock prices and a last in, first out accounting basis.

Crude Oil Benchmarks

The Brent benchmark is representative of global crude oil prices and is also a better indicator than WTI of changes in inland refined product prices. In the first quarter, the average price of Brent crude oil was slightly lower than the same period in 2012, averaging near US$113 per barrel, mostly due to reduced worries that planned economic sanctions and potential military action against Iran could potentially reduce Iranian crude oil production. Partially mitigating the price decrease were global demand increases that outpaced supply from countries that are not members in the Organization of the Petroleum Exporting Countries.

WTI is an important benchmark for Canadian crude oil since it reflects inland North American crude oil prices and its Canadian dollar equivalent is the basis for determining royalties for a number of our crude oil properties. WTI has been trading at a significant discount to Brent prices for the past two years as inland crude oil supply growth has strained pipeline takeaway capacity from inland crude oil markets. These discounts widened in the first quarter compared to the same period in 2012, as extended refinery outages in the U.S. Midwest lowered demand for inland light crude oil, and restrictions to flows on the pipeline from Cushing to the U.S. Gulf Coast markets created congestion. Towards the end of the quarter, discounts started to ease in anticipation of improvements in the pipeline flows moving crude oil volumes from the Cushing-area market.

WCS is blended heavy oil which consists of both conventional heavy oil and unconventional diluted bitumen. This blended heavy oil is traded at a discount to the light oil benchmark WTI. The WTI-WCS average differential widened significantly in the first quarter, as increased supply from resolution of outages, the anticipation of additional production from northern Alberta and increased seasonal condensate requirements further aggravated an already congested transportation network out of the Western Canadian Sedimentary Basin (“WCSB”). Near the end of the quarter, differentials narrowed due to delays in the anticipated northern Alberta production and new outages in heavy crude oil supply.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Blending condensate with bitumen and heavy oil enables our production to be transported. Our blending ratios range from 10 percent to 33 percent. The WTI-Condensate differential is the Edmonton benchmark price of condensate relative to the price of WTI. The differentials for WTI-WCS and WTI-Condensate are independent of one another and tend not to move in tandem. Condensate differentials at Edmonton widened by US$5.74 per barrel in the first quarter, compared to 2012, despite weakening Gulf Coast condensate differentials. This resulted from increased condensate premiums at Edmonton due to limited transportation options from the Gulf Coast to Edmonton. Also contributing to the wider WTI-Condensate differentials was weakness in WTI pricing.

Refining 3-2-1 Crack Spread Benchmarks

Average crack spreads in the U.S. inland Chicago and Group 3 markets for the first quarter rose from the same period in 2012 due to increased inland North American crude oil (WTI) discounts and extended outages at a number of U.S. Midwest refineries.

Benchmark crack spreads are a simplified view of the market based on a last in, first out accounting basis and reflect the current month WTI price as the crude oil feedstock price. Our realized crack spreads are affected by many other factors such as the variety of feedstock crude oil inputs, refinery configuration and product output, and feedstock costs based on a first in, first out accounting basis.

Other Benchmarks

Average natural gas prices in the first quarter increased as gas in storage dropped significantly from the same period in 2012 due to stronger demand and falling supply. The increase in demand is primarily due to the surge in residential and commercial demand with more normal weather in 2013, compared to milder temperatures that occured in the first quarter of 2012. Although gas-fired power generation has declined significantly from 2012, it remains strong in comparison to previous years.

A decrease in the value of the Canadian dollar compared to the U.S. dollar has a positive impact on our revenues as the sales prices of our crude oil and refined products are determined by reference to U.S. benchmarks. Similarly, our refining results are in U.S. dollars and therefore a weakened Canadian dollar improves our reported results, although a weaker Canadian dollar also inflates our current period’s reported refining capital investment. During the first quarter, the Canadian dollar weakened slightly relative to the U.S. dollar, compared to the same period last year, but remained close to parity.

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First Quarter 2013 Report	Management’s Discussion and Analysis

FINANCIAL RESULTS

Selected Consolidated Financial Results

The following key performance indicators are discussed in more detail within this section.

($ millions, except per share	2013	2012				2011
amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	4,319	3,724	4,340	4,214	4,564	4,329	3,858	4,009	3,500
Operating Cash Flow (1)	1,211	963	1,310	1,078	1,085	1,019	945	1,064	834
Cash Flow (1)	971	697	1,117	925	904	851	793	939	693
Per Share – Diluted	1.28	0.92	1.47	1.22	1.19	1.12	1.05	1.24	0.91
Operating Earnings (1) (2)	391	(188)	432	284	340	332	303	395	209
Per Share – Diluted (2)	0.52	(0.25)	0.57	0.37	0.45	0.44	0.40	0.52	0.28
Net Earnings (2)	171	(117)	289	397	426	266	510	655	47
Per Share – Basic (2)	0.23	(0.15)	0.38	0.53	0.56	0.35	0.68	0.87	0.06
Per Share – Diluted (2)	0.23	(0.15)	0.38	0.52	0.56	0.35	0.67	0.86	0.06
Capital Investment (3)	915	978	830	660	900	903	631	476	713
Cash Dividends	184	167	166	166	166	151	150	151	151
Per Share	0.242	0.22	0.22	0.22	0.22	0.20	0.20	0.20	0.20

(1)   Non-GAAP measure and defined in this MD&A.

(2)   We have restated prior periods as a result of adoption of new accounting standards. See Critical Accounting Judgments, Estimates and Accounting Policies within this MD&A for more details.

(3)   Includes expenditures on property, plant and equipment (“PP&E”) and exploration and evaluation (“E&E”) assets.

Revenues Variance

($ millions)

Revenues for the Three Months Ended March 31, 2012	4,564
Increase (Decrease) due to:
Oil Sands	(50)
Conventional	(27)
Refining and Marketing	(46)
Corporate and Eliminations	(122)
Revenues for the Three Months Ended March 31, 2013	4,319

Upstream revenues declined five percent due to lower realized crude oil and condensate prices and lower natural gas production, partially offset by increased crude oil production and condensate volumes, reduced royalties, and higher realized natural gas prices. Revenues generated by the Refining and Marketing segment decreased by two percent due to a decline in refined product output as a result of planned maintenance activities. Higher revenues from third party sales undertaken by the marketing group to provide operational flexibility partially offset decreases in refining revenues.

Corporate and Eliminations revenues relate to sales and operating revenues between segments and are recorded at transfer prices based on current market prices. Further information regarding our revenues can be found in the Reportable Segments section of this MD&A.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Operating Cash Flow

Operating Cash Flow is a non-GAAP measure that is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between years. Operating Cash Flow is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less losses on risk management activities. Items within the Corporate and Eliminations segment are excluded in the calculation of Operating Cash Flow.

	Three Months Ended March 31,
($ millions)	2013	2012

Revenues	4,441	4,564
(Add Back) Deduct:
Purchased Product	2,277	2,589
Transportation and Blending	558	494
Operating Expenses	443	415
Production and Mineral Taxes	10	10
Realized (Gain) Loss on Risk Management Activities	(58)	(29)
Operating Cash Flow	1,211	1,085

Operating Cash Flow Variance for the Three Months Ended March 31, 2013 compared to March 31, 2012

During the first quarter, Operating Cash Flow increased $126 million or 12 percent as compared to 2012.

Operating Cash Flow from crude oil and NGLs production decreased $120 million (18 percent) due to lower average crude oil sales prices partially offset by production volume increases.

Operating Cash Flow from natural gas declined $17 million (13 percent), due to reduced production volumes from expected natural declines, partially offset by increased natural gas sales prices.

Refining and Marketing Operating Cash Flow rose $261 million (98 percent) due to lower refinery feedstock costs, partially offset by reduced refinery output due to planned maintenance activities.

Additional details explaining the changes in Operating Cash Flow can be found in the Reportable Segments section of this MD&A.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital.

	Three Months Ended March 31,
($ millions)	2013	2012

Cash From Operating Activities	895	665
(Add Back) Deduct:
Net Change in Other Assets and Liabilities	(34)	(32)
Net Change in Non-Cash Working Capital	(42)	(207)
Cash Flow	971	904

Cash Flow Variance for the Three Months Ended March 31, 2013 compared to March 31, 2012

Our integrated approach enables us to capture the full value chain from production to refined products. This was demonstrated in the quarter as the reduction in our realized crude oil price, from widening light/heavy differentials, decreased our upstream Operating Cash Flow but resulted in higher refining Operating Cash Flow through lower feedstock costs.

In the first quarter, our Cash Flow increased $67 million, or seven percent, primarily due to:

•      An increase in Operating Cash Flow from Refining and Marketing of $261 million due to lower refinery feedstock costs, partially offset by reduced refined product output as a result of planned maintenance activities;

•      A 12 percent increase in our crude oil sales volumes;

•      A decrease in royalties of $64 million primarily at Foster Creek as a result of decreased crude oil prices and increased capital, and in our Conventional segment, also as a result of declines in crude oil prices;

•      A 30 percent increase in our average sales price of natural gas to $3.25 per Mcf; and

•      Realized risk management gains before tax, excluding Refining and Marketing, of $62 million compared to gains of $35 million in 2012.

The increase in our Cash Flow was partially offset by:

•      A 27 percent decrease in our average sales price of crude oil to $54.02 per barrel;

•      An increase in general and administrative expense, excluding non-cash long-term incentive costs;

•      A 14 percent decline in natural gas production, primarily as a result of expected natural declines; and

•      An increase in upstream operating expenses of $21 million, partially from higher crude oil production at Christina Lake and Pelican Lake. On a per unit basis, crude oil operating costs increased to $15.27 per barrel primarily due to increases in fuel costs consistent with the increase in the benchmark AECO price.

Operating Earnings

Operating Earnings is a non-GAAP measure that is used to provide a consistent measure of the comparability of our underlying financial performance between periods by removing non-operating items. Operating Earnings is defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Cenovus Energy Inc.	21
First Quarter 2013 Report	Management’s Discussion and Analysis

Operating Earnings

	Three Months Ended March 31,
($ millions)	2013	2012

Net Earnings	171	426
Add Back (Deduct):
Unrealized Risk Management (Gain) Loss, after-tax (1)	173	(48)
Non-operating Unrealized Foreign Exchange (Gain) Loss, after-tax (2)	47	(38)
Operating Earnings	391	340

(1)           The unrealized risk management gain (loss), after-tax includes the reversal of unrealized gain (loss) recognized in prior periods.

(2)           After-tax unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gain (loss) on settlement of intercompany transactions and deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt.

Operating Earnings increased $51 million or 15 percent from 2012 due to an increase in Cash Flow, as previously discussed, and a non-cash long term incentive recovery in 2013 compared to an expense in 2012, partially offset by higher depreciation, depletion and amortization (“DD&A”) and higher deferred tax expense.

Net Earnings Variance

($ millions)

Net Earnings for the Three Months Ended March 31, 2012	426
Increase (Decrease) due to:
Operating Cash Flow	126
Corporate and Eliminations:
Unrealized Risk Management Gain (Loss), after-tax	(221)
Unrealized Foreign Exchange Gain (Loss)	(81)
Expenses (1)	4
Depreciation, Depletion and Amortization	(55)
Income Taxes, Excluding Income Taxes on Unrealized Risk Management Gain (Loss)	(28)
Net Earnings for the Three Months Ended March 31, 2013	171

(1)          Includes general and administrative, finance costs, interest income, realized foreign exchange (gain) loss, other (income) loss, net and Corporate and Eliminations operating expenses.

In the first quarter, our net earnings decreased $255 million or 60 percent, primarily as a result of unrealized risk management losses, after tax, of $173 million, compared to gains of $48 million in 2012. Other significant factors that impacted our net earnings for the quarter include:

•                   Unrealized foreign exchange losses of $50 million, compared to gains of $31 million in 2012;

•                   An increase of $55 million in DD&A due to higher crude oil production and increased DD&A rates from higher future development costs associated with total proved reserves partially offset by decreased natural gas production; and

•                   Increased Operating Cash Flow as previously discussed.

Net Capital Investment

	Three Months Ended March 31,
($ millions)	2013	2012

Oil Sands	677	636
Conventional	198	231
Refining and Marketing	25	(2)
Corporate	15	35
Capital Investment	915	900
Acquisitions	3	8
Divestitures	(1)	(66)
Net Capital Investment (1)	917	842

(1)          Includes expenditures on PP&E and E&E.

Oil Sands capital investment in the first quarter was focused on the development of the expansion phases at Foster Creek and Christina Lake and facility expansion and infill drilling activities related to our Pelican Lake polymer flood. In addition, capital investment at Narrows Lake focused on site preparation and procurement for phase A subsequent to receipt of partner approval in December 2012. Construction of the phase A plant is scheduled to start in the third quarter of 2013. Capital investment includes the drilling of 312 gross stratigraphic test wells. The result of these stratigraphic test wells will be used primarily to support the expansion and development of our Oil Sands projects.

Conventional capital investment was centered on drilling, completion and recompletion programs as well as work on facilities in Saskatchewan and Alberta.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Our capital investment in the Refining and Marketing segment focused on capital maintenance and projects improving refinery reliability and safety.

Included in our capital investment is spending on technology development. Our teams look for ways to either improve existing technology or pursue new technology in an effort to enhance the recovery techniques we use to access crude oil and natural gas.

Capital investment in our Corporate and Eliminations segment was for information technology and tenant improvements to new office space.

Further information regarding our capital investment can be found in the Reportable Segments section of this MD&A.

Capital Investment Decisions

Our disciplined approach to capital allocation includes prioritizing our use of cash flow in the following manner:

•                   First, to committed capital, which is the capital spending required for continued progress on approved expansions at our multi-phase projects, and capital for our existing business operations;

•                   Second, to paying a meaningful dividend as part of providing strong total shareholder return; and

•                   Third, for growth capital, which is the capital spending for projects beyond our committed capital projects.

This capital allocation process includes evaluating all opportunities using specific rigorous criteria as well as achieving our objectives of maintaining a prudent and flexible capital structure and strong balance sheet metrics, which allow us to be financially resilient in times of lower cash flows.

	Three Months Ended March 31,
($ millions)	2013	2012

Cash Flow	971	904
Capital Investment (Committed and Growth)	915	900
Free Cash Flow (1)	56	4
Dividends Paid	184	166
	(128)	(162)

(1)      Free Cash Flow is a non-GAAP measure defined as Cash Flow less capital investment.

Over the next decade, we expect to increase our net crude oil production to approximately 500,000 barrels per day. In order to meet these project targets, we anticipate capital expenditures to average between $3.0 and $3.5 billion a year. While internally generated cash flow from our crude oil, natural gas and refining operations is expected to fund a significant portion of our cash requirements, a portion may be required to be funded through financing activities and management of our asset portfolio. As at March 31, 2013, we had cash and cash equivalents of approximately $978 million to fund future capital investment. Refer to the Liquidity and Capital Resources section of this MD&A for further discussion of our financial metrics.

REPORTABLE SEGMENTS

Our reportable segments are as follows:

Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as heavy oil assets at Pelican Lake. This segment also includes the Athabasca natural gas assets and projects in the early stages of development such as Grand Rapids and Telephone Lake. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

Cenovus Energy Inc.	23
First Quarter 2013 Report	Management’s Discussion and Analysis

Revenue by Reportable Segment

	Three Months Ended March 31,
($ millions)	2013	2012

Oil Sands	986	1,036
Conventional	509	536
Refining and Marketing	2,946	2,992
Corporate and Eliminations	(122)	-
	4,319	4,564

OIL SANDS

In northeastern Alberta, we are a 50 percent partner in the Foster Creek, Christina Lake and Narrows Lake oil sands projects and we also produce heavy oil from our wholly owned Pelican Lake operations. We have several emerging projects in the early stages of assessment, including Grand Rapids and Telephone Lake. The Oil Sands segment also includes the Athabasca natural gas property, from which a portion of the natural gas production is used as fuel at the adjacent Foster Creek operations.

Significant factors that impacted our Oil Sands segment in the first quarter, compared to 2012 include:

•      Christina Lake production increasing 79 percent, to an average of 44,351 barrels per day as phase C reached full capacity in the second quarter of 2012 and the start-up of phase D in the third quarter of 2012;

•      Foster Creek production averaging 55,996 barrels per day, a decrease of two percent, as a higher than usual number of wells came off production as a result of downhole mechanical issues;

•      Filing joint applications and EIAs for Foster Creek phase J and Christina Lake phase H;

•      Successfully completing a winter stratigraphic test well program with 312 gross wells drilled to further progress our Oil Sands projects; and

•      Successful operation of the dewatering pilot at Telephone Lake.

Oil Sands – Crude Oil

Financial Results

	Three Months Ended March 31,
($ millions)	2013	2012

Gross Sales	995	1,087
Less: Royalties	21	65
Revenues	974	1,022
Expenses
Transportation and Blending	511	449
Operating	163	138
(Gain) Loss on Risk Management	(29)	18
Operating Cash Flow	329	417
Capital Investment	676	631
Operating Cash Flow Deficiency net of Related Capital Investment	(347)	(214)

Capital expenditures in excess of Operating Cash Flow for the Oil Sands segment are funded through Operating Cash Flow generated by our conventional and refining operations.

Revenues

Pricing

In the first quarter, our average crude oil sales price was $45.92 per barrel, a 33 percent decrease from 2012, generally consistent with the decrease in the WCS benchmark price.

In the first quarter, approximately 84 percent (2012 – 54 percent) of our Christina Lake production was sold as Christina Dilbit Blend (“CDB”), which sells at a discount to WCS. CDB price differential to WCS improved approximately $3.00 per barrel compared to 2012, as CDB gained wider market acceptance in the quarter. The remaining Christina Lake production is sold as part of the WCS stream and is subject to a quality equalization charge.

(1)                Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil price excludes the impact of condensate purchases.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Production

	Three Months Ended March 31,
(barrels per day)	2013	Percent Change	2012

Foster Creek	55,996	(2)%	57,214
Christina Lake	44,351	79%	24,733
	100,347	22%	81,947
Pelican Lake	23,687	14%	20,730
	124,034	21%	102,677

In the first quarter, Foster Creek production decreased two percent as we experienced a higher than usual number of wells off production as a result of downhole mechanical issues resulting in a loss of production of approximately 4,000 barrels per day for the quarter. Efforts are underway to resolve the downhole issues and we expect production to return to near full capacity of 120,000 gross barrels per day in the third quarter of 2013. Foster Creek has three well pads that are in steam rampdown and are being converted to the blowdown phase. At the later stage of production life, we start to reduce the steam injection and shift to co-injection of methane to optimize the use of steam and reduce energy input. The first well pad started rampdown in the fourth quarter of 2011. Steam injection of one of the pads is no longer occurring; this is referred to as the blowdown phase.

The substantial increase in production at Christina Lake resulted from phase C reaching full capacity in the second quarter of 2012 and the start-up of phase D in the third quarter of 2012 which reached a one day high of 100,176 barrels per day in the quarter. First quarter production at Christina Lake was negatively impacted by treating issues, unplanned plant outages related to commissioning construction, electricity supply and pump failures. These factors resulted in a loss of production of approximately 1,000 barrels per day for the quarter.

Pelican Lake production rose steadily with volumes averaging 14 percent higher due to infill wells being brought on-stream in 2012.

Royalties

Royalty calculations for our Oil Sands projects differ between properties and are based on government prescribed pre and post-payout royalty rates which are determined on a sliding scale depending on the Canadian dollar equivalent WTI benchmark price. Royalties at Christina Lake, a pre-payout project, are based on a monthly calculation that applies a royalty rate (ranging from one to nine percent) to the gross revenues from the project. Gross revenues are a function of volumes and realized prices.

Royalties for Foster Creek and Pelican Lake, post-payout projects, use an annualized calculation which is based on the greater of (1) the gross revenues multiplied by the applicable royalty rate (one to nine percent) or (2) the net profits of the project multiplied by the applicable royalty rate (25 to 40 percent). Net profits are a function of volumes, realized prices and allowed operating and capital costs.

During the first quarter, the decrease of $44 million in royalties was primarily related to lower realized prices and increased capital expenditures at Foster Creek resulting in a royalty based on gross revenues. The effective royalty rates for the first quarter were 2.9 percent at Foster Creek (2012 – 13.9 percent), 5.7 percent at Christina Lake (2012 – 7.0 percent) and 6.2 percent at Pelican Lake (2012 – 4.5 percent).

Expenses

Transportation and Blending

The heavy oil and bitumen produced by Cenovus requires the blending of condensate to reduce its viscosity in order to transport the product to market. Transportation and blending costs rose $62 million or 14 percent in the first quarter. The condensate (blending) portion of the cost increase was $63 million, the result of higher condensate volumes required for the increased production at Christina Lake, partially offset by decreases in the average cost of condensate. Transportation charges were lower due to volumes shipped on the Trans Mountain pipeline system which we have a long-term commitment for firm service since February 2012.

Operating

Our operating costs for the first quarter were primarily for workforce, fuel, workover activities, and repairs and maintenance. In total, operating costs increased $25 million. At Christina Lake increases were related to higher fuel prices and volume, waste fluid handling and trucking costs, and workforce. At Foster Creek we had higher fuel prices and volume, and workforce, partially offset by lower repairs and maintenance. Increases at Pelican Lake were for higher chemical cost related to the expanded polymer flood.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Per Unit Operating Costs	Three Months Ended March 31,
($/bbl)	2013	Percent Change	2012

Foster Creek	14.03	9%	12.85
Christina Lake	12.93	(16)%	15.33
Pelican Lake	19.23	20%	16.05

On a per barrel basis, Foster Creek operating costs increased $1.18 per barrel due to increased fuel prices and volume and workforce, partially offset by a reduction in repairs and maintenance activity. Christina Lake operating costs decreased $2.40 on a per barrel basis due to the increase in production. Operating costs increased $3.18 per barrel at Pelican Lake mainly due to increased polymer volumes and workover activities.

Risk Management

Risk management activities in the first quarter resulted in realized gains of $29 million (2012 – realized losses of $18 million), consistent with our contract prices exceeding average benchmark prices.

Oil Sands – Natural Gas

Oil Sands also includes our 100 percent owned natural gas operation in Athabasca and other minor natural gas properties. Our natural gas production decreased to 20 MMcf per day in the first quarter (2012 – 41 MMcf per day) as the result of anticipated natural declines. In addition, the internal use of our natural gas production increased at Foster Creek as deliverability issues encountered in the first quarter of 2012 were not present in the first quarter.

Operating Cash Flow was $4 million in the first quarter (2012 – $4 million) due to lower production volumes offset partially by higher sales prices.

Oil Sands – Capital Investment

	Three Months Ended March 31,
($ millions)	2013	2012

Foster Creek	210	159
Christina Lake	175	138
	385	297
Pelican Lake	143	139
Narrows Lake	25	9
Telephone Lake	53	91
Grand Rapids	18	34
Other (1)	53	66
Capital Investment (2)	677	636

(1)          Includes new resource plays and Athabasca natural gas.

(2)          Includes expenditures on PP&E and E&E assets.

Foster Creek

Foster Creek capital investment increased in the first quarter compared to 2012 primarily as a result of higher phase G spending on module assembly and piling work, and phase H site preparation, piling and procurement. Capital spending on phase F, where first production is expected in the third quarter of 2014, has been at consistent levels to 2012. Spending in the quarter includes the drilling of 111 gross stratigraphic test wells (2012 – 124 gross wells) and spending on the construction of a new camp facility.

Christina Lake

Christina Lake capital investment increased in the first quarter compared to 2012 primarily due to phase E plant and well pad construction and phase F procurement, plant construction and major equipment fabrication. Capital investment also included the drilling of stratigraphic test wells (2013 – 68 gross wells; 2012 – 97 gross wells) and higher spending on maintenance capital. The increases in capital investment were partially reduced by the completion of phase D construction in the second quarter of 2012.

Pelican Lake

Pelican Lake capital investment in the first quarter increased compared to 2012 due to infill drilling for expansion of the polymer flood, facilities expansions and infrastructure capital. Facilities spending focused on upgrades to the emulsion pipelines, corrosion mitigation on pad piping and electrical transformer upgrades to increase capacity for future facilities and infill pad power requirements. Capital investment also included the drilling of six stratigraphic test wells in the first quarter of 2013 (2012 – five wells).

Narrows Lake

Capital investment increased at Narrows Lake in the first quarter compared to 2012 as site preparation and procurement for phase A progressed subsequent to final partner approval in December 2012. Capital investment also included the drilling of 26 gross stratigraphic test wells (2012 – 38 gross wells).

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First Quarter 2013 Report	Management’s Discussion and Analysis

Telephone Lake

Capital investment at Telephone Lake decreased in the first quarter compared to 2012 with the completion of drilling and facility construction for the dewatering pilot in the third quarter of 2012. The dewatering pilot commenced in the fourth quarter of 2012 and continues in 2013 with the removal and reinjection of water and monitoring of results. Capital investment also included the drilling of 28 stratigraphic test wells in the first quarter (2012 – 29 wells).

Gross Production Wells Drilled (1)

	Three Months Ended March 31,
	2013	2012

Foster Creek	1	10
Christina Lake	5	9
	6	19
Pelican Lake	18	13
Grand Rapids	-	1
	24	33

(1)      Includes wells drilled using our Wedge WellTM technology.

Future Capital Investment

Expansion work at phases F, G and H at Foster Creek is proceeding as planned. Additional production capacity of 45,000 gross barrels per day is expected from phase F in the third quarter of 2014, with production from phases G and H expected in 2015 and 2016, respectively. We submitted a joint application and EIA to regulators in February 2013 for an additional expansion, phase J. Capital investment for 2013 is forecasted to be between $790 million and $870 million.

Production from phase E at Christina Lake is anticipated in the third quarter of 2013. In the fourth quarter of 2012, we received regulatory approval to add cogeneration facilities at Christina Lake and to increase expected total gross production capacity by 10,000 barrels per day at each of phases F and G. Expansion work on these phases is continuing in 2013 as planned. We submitted a joint application and EIA to regulators in March 2013 for phase H expansion. In 2013, capital investment is forecasted to be between $570 million and $630 million.

At Pelican Lake we are continuing with the expansion of the infill drilling program, in addition to piloting new techniques to optimize production. During the first quarter of 2013, the rate at which we are expanding the polymer flood has slowed to better match our production growth.

In 2012, we received regulatory approval for Narrows Lake phases A, B and C, and partner approval for phase A. Site preparation and procurement is underway, with construction of the phase A plant scheduled to start in the third quarter of 2013. The first phase of the project is anticipated to have production capacity of 45,000 gross barrels per day, with first oil expected in 2017. Capital investment in the project is forecasted to be between $140 million and $160 million in 2013.

Additional capital investment of approximately $270 to $300 million in 2013 is expected to be incurred at our emerging SAGD projects, including Grand Rapids and Telephone Lake. We anticipate regulatory approval for Grand Rapids by the end of 2013. Steam injection started on the second pilot well pair during the third quarter of 2012 and first production was achieved in February 2013. At Telephone Lake, we are advancing the regulatory application for the project and continuing with operation of the dewatering pilot. We anticipate receiving regulatory approval in 2014.

Stratigraphic Test Wells

Consistent with our strategy to unlock the value of our resource base, we completed another stratigraphic test well program over the winter drilling season. The stratigraphic test wells drilled at Foster Creek, Christina Lake and Narrows Lake are to support the expansion phases, while the other stratigraphic test wells have been drilled to continue to gather data on the quality of our projects and to support regulatory applications for project approval.

To minimize the impact on local infrastructure, the drilling of stratigraphic test wells is primarily completed during the winter months, typically between the end of the fourth quarter and the end of the first quarter. In 2012, we developed the SkyStratTM drilling rig, which uses a helicopter and an experimental lightweight drilling rig to allow stratigraphic well drilling to occur year-round in remote exploratory drilling locations. We have drilled 18 wells using the SkyStratTM drilling rig in the last two years.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Gross Stratigraphic Test Wells Drilled

	Three Months Ended March 31,
	2013	2012

Foster Creek	111	124
Christina Lake	68	97
	179	221
Pelican Lake	6	5
Narrows Lake	26	38
Telephone Lake	28	29
Grand Rapids	1	41
Other	72	85
	312	419

CONVENTIONAL

Our Conventional operations include the development and production of crude oil and NGLs and natural gas in Alberta and Saskatchewan. The Conventional properties in Alberta comprise predictable cash flow producing crude oil and natural gas assets and developing tight oil assets. In Saskatchewan, our Conventional properties are predominantly crude oil producing properties, most notably the carbon dioxide enhanced oil recovery project in Weyburn. The established assets in this segment are strategically important for their long life reserves, stable operations and diversity of crude oil products produced. The reliability of these properties to deliver consistent production and Operating Cash Flow is important to funding our future crude oil growth. We plan to continue assessing the potential of new crude oil projects within our existing properties, as well as new regions, especially tight oil opportunities.

Significant factors that impacted our Conventional segment in the first quarter, compared to 2012, include:

•      Alberta crude oil production averaging 32,047 barrels per day, increasing nine percent primarily due to increased light and medium crude oil production as a result of successful horizontal well performance; and

•      Generating Operating Cash Flow in excess of capital investment of $103 million from our Conventional natural gas assets, a decrease of nine percent from 2012. In the low commodity price environment, we have chosen to manage natural gas capital spending for the past several years focusing on high rate of return projects.

In the first quarter of 2013, Management decided to launch a public sales process to divest its Lower Shaunavon and certain of its Bakken properties in Saskatchewan. The land base associated with these properties is relatively small and does not offer sufficient scalability to be material to Cenovus’s overall asset portfolio. The associated property, plant and equipment and decommissioning liabilities of $362 million and $33 million, respectively, were reclassified at March 31, 2013 as assets and liabilities held for sale. During the first quarter, Lower Shaunavon and Bakken properties held for sale had crude oil production averaging 5,661 barrels per day (2012 – 5,725 barrels per day).

Conventional – Crude Oil and NGLs

Financial Results

	Three Months Ended March 31,
($ millions)	2013	2012

Gross Sales	389	454
Less: Royalties	35	54
Revenues	354	400
Expenses
Transportation and Blending	40	38
Operating	84	79
Production and Mineral Taxes	9	9
(Gain) Loss on Risk Management	(14)	7
Operating Cash Flow	235	267
Capital Investment	190	216
Operating Cash Flow in Excess of Related Capital Investment	45	51

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First Quarter 2013 Report	Management’s Discussion and Analysis

Revenues

Pricing

Our average crude oil sales price in the first quarter decreased 16 percent to $72.11 per barrel, consistent with the change in crude oil benchmark prices and associated differentials.

Production

Our crude oil and NGLs production increased four percent in the first quarter, primarily due to an increase in light and medium crude oil production in Alberta, as a result of better horizontal well performance. Crude oil production in Alberta increased nine percent to an average of 32,047 barrels per day while production in Saskatchewan decreased one percent to an average of 23,173 barrels per day.

(1)   Revenues include the value of condensate sold as heavy oil blend. Condensate costs are recorded in transportation and blending expense. The crude oil and NGLs price excludes the impact of condensate purchases.

	Three Months Ended March 31,
(barrels per day)	2013	Percent Change	2012

Heavy Oil
Alberta	16,712	1%	16,624
Light and Medium Oil
Alberta	15,335	19%	12,898
Saskatchewan	23,173	(1)%	23,513
NGLs	971	(15)%	1,138
	56,191	4%	54,173

Royalties

Royalties decreased $19 million largely due to lower royalties in Weyburn as a result of lower realized crude oil prices. The effective crude oil royalty rate in the first quarter for the Conventional segment was 10.1 percent (2012 – 13.4 percent). Most of our crude oil production in the Conventional segment is located on fee land which results in mineral tax recorded within production and mineral taxes.

Expenses

Transportation and Blending

Transportation and blending costs increased $2 million in the first quarter of 2013. Transportation costs increased $5 million due to higher produced volumes, a higher proportion of our volumes being subject to spot pipeline tolls and rising costs associated with accessing new markets, such as transporting our growing light and medium crude oil production by rail. The overall cost of condensate used in blending decreased $3 million as a result of lower condensate prices.

Operating

Operating costs are predominantly composed of workforce, workover activities, electricity, and repairs and maintenance. Operating costs increased $5 million in the first quarter of 2013 primarily due to higher electricity, workforce, and waste fluid handling and trucking costs.

Risk Management

Risk management activities in the first quarter resulted in realized gains of $14 million (2012 – realized losses of $7 million), consistent with our contract prices exceeding the average benchmark prices.

Operating Cash Flow in Excess of Capital Investment

Operating Cash Flow in excess of capital investment decreased by $6 million, or 12 percent, in the first quarter due to lower Operating Cash Flow being partially offset by a reduction in capital investment of $26 million.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Conventional – Natural Gas

Financial Results

	Three Months Ended March 31,
($ millions)	2013	2012

Gross Sales	154	135
Less: Royalties	2	2
Revenues	152	133
Expenses
Transportation and Blending	7	6
Operating	51	54
Production and Mineral Taxes	1	1
(Gain) Loss on Risk Management	(18)	(56)
Operating Cash Flow	111	128
Capital Investment	8	15
Operating Cash Flow in Excess of Related Capital Investment	103	113

Revenues

Pricing

Our average natural gas sales price in the first quarter increased to $3.25 per Mcf compared to $2.50 per Mcf in 2012, consistent with the increase in the benchmark AECO price.

Production

Production decreased 12 percent to 525 MMcf per day, primarily due to expected natural declines.

Royalties

Royalties remained the same during the first quarter as compared to 2012, as a result of increased prices, despite declines in production. The average royalty rate in the first quarter was 1.7 percent (2012 – 1.7 percent). Most of our natural gas production in the Conventional segment is located on fee land where we hold mineral rights which results in mineral tax recorded within production and mineral taxes.

Expenses

Transportation

Transportation costs increased $1 million due to increased pipeline rates, offset by decreased production volumes.

Operating

Our operating expenses are composed of property taxes and lease costs, workforce and repairs and maintenance. Operating expenses decreased $3 million in the first quarter of 2013 due to the reduction in natural gas activity. On a per barrel basis there was a slight increase as a result of higher property taxes and lease costs and electricity.

Risk Management

Risk management activities resulted in realized gains in the first quarter of $18 million (2012 – realized gains of $56 million), consistent with our contract prices exceeding the average benchmark price.

Operating Cash Flow in Excess of Capital Investment

Operating Cash Flow from natural gas in excess of capital investment decreased $10 million, or nine percent, due to lower Operating Cash Flow, as a result of lower realized risk management gains and lower production volumes offset by a $7 million reduction in capital investment in the first quarter as compared to 2012.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Conventional – Capital Investment (1)

	Three Months Ended March 31,
($ millions)	2013	2012

Crude Oil	190	216
Natural Gas	8	15
	198	231

(1)         Includes expenditures on PP&E and E&E assets.

Capital investment in our Conventional segment focused on crude oil opportunities. Capital was invested in our tight oil drilling programs in southeastern Alberta. In addition, drilling and facilities work continued at Weyburn. Spending on natural gas activities continues to be managed in response to the continuing low price natural gas environment.

Crude oil wells drilled reflect the continued development of our Conventional properties. Well recompletions are mostly related to low-risk Alberta coal bed methane development that continues to deliver acceptable rates of return.

Conventional Drilling Activity

	Three Months Ended March 31,
(net wells, unless otherwise stated)	2013	2012

Crude Oil	60	102
Recompletions	293	452
Gross Stratigraphic Test Wells	3	7

REFINING AND MARKETING

We are a 50 percent partner in the Wood River and Borger refineries, which are located in the U.S. Our Refining and Marketing segment allows us to capture the value from crude oil production through to refined products such as diesel, gasoline and jet fuel. Our integrated strategy provides a natural economic hedge against widening crude oil price differentials by providing lower feedstock prices to our refineries. The Refining and Marketing segment’s results are affected by changes in the U.S./Canadian dollar exchange rate.

Significant factors related to our Refining and Marketing segment in the first quarter, compared to 2012, include:

•      Operating Cash Flow increasing 98 percent to $528 million due to strong refining margins, resulting from discounted refinery crude oil feedstock costs and higher market crack spreads;

•      Our refineries processing 416,000 barrels per day of crude oil, including 197,000 barrels per day of heavy crude oil, resulting in 439,000 barrels per day of refined product output; and

•      Successfully completed planned maintenance activities.

Refinery Operations (1)

	Three Months Ended March 31,
	2013	2012

Crude Oil Capacity (2) (Mbbls/d)	457	452
Crude Oil Runs (Mbbls/d)	416	445
Heavy Oil	197	199
Light/Medium	219	246
Crude Utilization (percent)	91	98
Refined Products (Mbbls/d)	439	465
Gasoline	225	230
Distillate	133	154
Other	81	81

(1)         Represents 100 percent of the Wood River and Borger refinery operations.

(2)        The official nameplate capacity of Wood River increased effective January 1, 2013.

On a 100 percent basis, our refineries have a capacity of approximately 457,000 barrels per day of crude oil and 45,000 barrels per day of NGLs, including processing capability to refine up to 235,000 to 255,000 barrels per day of blended heavy crude oil. The ability to refine heavy crudes demonstrates our ability to economically integrate our heavy oil production.

During the first quarter, the amount of crude oil processed decreased seven percent and the amount of heavy oil processed decreased one percent, compared to 2012 as a result of planned maintenance activities.

Our crude utilization represents the percentage of crude oil, heavy and other, that is processed in our refineries relative to the total capacity. The amount of heavy crude oils processed, such as WCS and CDB, is dependent on the quality of available crude oils with the total crude input slate being optimized to maximize economic benefit.

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First Quarter 2013 Report	Management’s Discussion and Analysis

Total refined product output decreased by six percent over 2012 with the proportion of gasoline, distillate and other refined products remaining relatively the same. The decrease was primarily due to planned maintenance activity that occurred in the first quarter of 2013.

Financial Results

	Three Months Ended March 31,
($ millions)	2013	2012

Revenues	2,946	2,992
Purchased Product	2,277	2,589
Gross Margin	669	403
Expenses
Operating	137	130
(Gain) Loss on Risk Management	4	6
Operating Cash Flow	528	267
Capital Investment	25	(2)
Operating Cash Flow in Excess of Capital Investment	503	269

Gross Margin

The gross margin for the Refining and Marketing segment increased $266 million, or 66 percent in the first quarter, primarily due to lower refinery feedstock costs, partially offset by lower refined product output from planned maintenance activities. Refined product prices were relatively flat in the first quarter as compared to 2012.

Operating

Total operating costs consist mainly of labour, maintenance, utilities and supplies. Operating costs in the first quarter of 2013 increased $7 million due to planned maintenance activities.

Operating Cash Flow

Operating Cash Flow from the Refining and Marketing segment increased $261 million to $528 million in the first quarter of 2013 as a result of lower refinery feedstock costs, partially offset by higher operating costs.

Refining and Marketing – Capital Investment

	Three Months Ended March 31,
($ millions)	2013	2012

Wood River Refinery	13	(8)
Borger Refinery	12	6
Marketing	-	-
	25	(2)

Capital expenditures in the first quarter of 2013 were focused on capital maintenance and projects improving refinery reliability and safety. Our 2012 capital investment was reduced by Illinois state tax credits of $14 million related to capital expenditures in prior periods at the Wood River Refinery.

CORPORATE AND ELIMINATIONS

The Corporate and Eliminations segment includes intersegment eliminations relating to transactions that have been recorded at transfer prices based on current market prices, as well as unrealized intersegment profits in inventory. The gains and losses on risk management represent the unrealized mark-to-market gains and losses related to derivative financial instruments used to mitigate fluctuations in commodity prices and unrealized mark-to-market gains and losses on the long-term power purchase contract. The unrealized losses on risk management were $230 million for the first quarter (2012 – gains of $64 million). The Corporate and Eliminations segment also includes Cenovus-wide costs for general and administrative and financing activities.

General and Administrative and Financing Costs

	Three Months Ended March 31,
($ millions)	2013	2012

General and Administrative	83	93
Finance Costs	123	113
Interest Income	(27)	(29)
Foreign Exchange (Gain) Loss, net	52	(16)
Other (Income) Loss, net	2	(5)
	233	156

Cenovus Energy Inc.	32
First Quarter 2013 Report	Management’s Discussion and Analysis

Expenses

General and Administrative

General and administrative expenses decreased $10 million in the first quarter of 2013 primarily due to a decrease of $20 million in long-term incentive costs as a result of a reduction in the price of Cenovus’s common shares, partially offset by an increase in salaries and office rent.

Finance Costs

Finance costs include interest expense on our long-term debt, short-term borrowings and U.S. dollar denominated Partnership Contribution Payable, as well as the unwinding of the discount on decommissioning liabilities. In the first quarter, finance costs were $10 million higher than 2012 due to the interest incurred on the US$1.25 billion of senior unsecured notes issued on August 17, 2012, offset by lower interest incurred on the Partnership Contribution Payable as the balance continues to be repaid. The weighted average interest rate on outstanding debt, excluding the U.S. dollar denominated Partnership Contribution Payable, for the first quarter was 5.3 percent (2012 – 5.4 percent).

Interest Income

Interest income primarily includes interest earned on our short-term investments and U.S. dollar denominated Partnership Contribution Receivable. Interest income in the first quarter decreased by $2 million, consistent with lower interest earned on the Partnership Contribution Receivable as the balance continues to be collected.

Foreign Exchange

During the first quarter, we recognized net foreign exchange losses of $52 million (2012 – gains of $16 million) which includes unrealized losses of $50 million (2012 – unrealized gains of $31 million) and realized losses of $2 million (2012 – realized losses of $15 million). The majority of unrealized losses are due to translation of our U.S. dollar denominated debt as a result of a weaker Canadian dollar at March 31, 2013, partially offset by unrealized gains on our U.S. dollar denominated Partnership Contribution Receivable.

DD&A

	Three Months Ended March 31,
($ millions)	2013	2012

Oil Sands	148	115
Conventional	256	236
Refining and Marketing	32	38
Corporate and Eliminations	19	11
	455	400

Oil Sands DD&A in the first quarter increased $33 million due to higher sales volumes at Christina Lake and Pelican Lake as well as higher DD&A rates for all of our properties, increasing 15 percent, due to higher future development costs associated with total proved reserves.

DD&A in the Conventional segment increased $20 million in the first quarter due to higher crude oil sales volumes and higher DD&A rates, increasing 17 percent from lower proved reserves, partially offset by reduced natural gas sales volumes.

Corporate and Eliminations DD&A includes provisions in respect of corporate assets, such as computer equipment, leasehold improvements and office furniture.

Income Tax Expense

	Three Months Ended March 31,
($ millions)	2013	2012

Current Tax
Canada	30	62
United States	54	12
Total Current Tax	84	74
Deferred Tax	39	94
	123	168
Effective Tax Rate	42%	28%

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments for changes in tax rates and other tax legislation, variations in the estimate of reserves and differences between the provision and the actual amounts subsequently reported on the tax returns.

Cenovus Energy Inc.	33
First Quarter 2013 Report	Management’s Discussion and Analysis

Our effective tax rate also reflects the application of the relevant statutory tax rates to income from Canadian and U.S. sources. The increase in our effective tax rate in 2013, when compared to 2012, reflects a loss in Canada, a lower tax rate jurisdiction, and income in the U.S., a higher tax rate jurisdiction. The loss in Canada is due to unrealized risk management losses.

In the first quarter, our current tax expense has increased in comparison to 2012, due to increased income from our U.S. operations and the anticipated utilization of all remaining federal net operating losses. This is partially offset by a decrease in income from Canadian operations. Deferred tax expense for 2013 is lower due to unrealized risk management losses compared to gains in the comparative period, partially offset by increased income in the U.S. operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus and its subsidiaries operate are subject to change. We believe that our provision for taxes is adequate.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended March 31,
($ millions)	2013	2012
Net Cash From (Used In)
Operating Activities	895	665
Investing Activities	(903)	(832)
Net Cash Provided (Used) Before Financing Activities	(8)	(167)
Financing Activities	(166)	138
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(8)	(6)
Increase (Decrease) in Cash and Cash Equivalents	(182)	(35)

Operating Activities

Cash from operating activities was $230 million higher in the first quarter, mainly due to the $67 million increase in Cash Flow as discussed in the Financial Results section of this MD&A. Cash from operating activities was also impacted by the net change in non-cash working capital.

Excluding risk management assets and liabilities and assets and liabilities held for sale, we had working capital of $938 million at March 31, 2013 compared to $1,043 million at December 31, 2012. We anticipate that we will continue to meet our payment obligations as they come due.

Investing Activities

Cash used in investing activities in the first quarter was $71 million higher than 2012, primarily due to proceeds on the divestiture of our Boyer property in the first quarter of 2012 for $66 million.

Financing Activities

Our disciplined approach to capital investment decisions means that we prioritize our use of Cash Flow first to committed capital investment, then to paying a meaningful dividend and finally to growth capital. In the first quarter, we paid a dividend of $0.242 per share, an increase of 10 percent from 2012 (2012 – $0.22 per share). Total dividend payments in the first quarter were $184 million (2012 – $166 million). The declaration of dividends is at the sole discretion of the Board and is considered quarterly.

During the first quarter, cash flow used in financing activities increased $304 million. During the first quarter, we did not issue any short-term borrowings as compared to the issuance of $273 million of short-term borrowings in 2012.

Our long-term debt was $4,778 million at March 31, 2013 with no payments of principal due until September 2014 (US$800 million). We had cash and cash equivalents of $978 million at March 31, 2013. The change in long-term debt from December 31, 2012, of $99 million was primarily related to foreign exchange.

Available Sources of Liquidity

($ millions)	Amount	Term

Cash and Cash Equivalents	978	Not Applicable
Committed Credit Facility	3,000	November 2016
Canadian Base Shelf Prospectus (1)	1,500	June 2014
U.S. Base Shelf Prospectus (1)	US$ 750	July 2014

(1)    Availability is subject to market conditions.

A portion of our future cash requirements may be funded through management of our asset portfolio. In the first quarter of 2013, Cenovus decided to launch a public sales process to divest its Lower Shaunavon and certain of its Bakken properties in Saskatchewan.

Cenovus Energy Inc.	34
First Quarter 2013 Report	Management’s Discussion and Analysis

As at March 31, 2013, we are in compliance with all of the terms of our debt agreements.

Financial Metrics

We monitor our capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted EBITDA. We define our non-GAAP measure of Debt as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable. We define Capitalization as Debt plus Shareholders’ Equity. We define Adjusted EBITDA as earnings before finance costs, interest income, income tax expense, DD&A, goodwill impairment, exploration expense, unrealized gain (loss) on risk management, foreign exchange gains (losses), gain (loss) on divestiture of assets and other income (loss), net. These metrics are used to steward our overall debt position and as measures of our overall financial strength.

	March 31,	December 31,
As at	2013	2012

Debt to Capitalization	33%	32%
Debt to Adjusted EBITDA (times)	1.1x	1.1x

We continue to have long-term targets for a Debt to Capitalization ratio of between 30 to 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times. At March 31, 2013, our Debt to Capitalization and Debt to Adjusted EBITDA metrics were near the low end of our target ranges.

Our debt levels at March 31, 2013 were higher than at March 31, 2012 as a result of the public offering in the U.S. of senior unsecured notes in the third quarter of 2012. Additional information regarding our financial metrics and capital structure can be found in the notes to the interim Consolidated Financial Statements.

Outstanding Share Data and Stock-based Compensation Plans

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As at March 31, 2013, no preferred shares were outstanding.

As part of our long-term incentive program, Cenovus has an employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of Cenovus. Options issued by Cenovus prior to February 24, 2011, have associated tandem stock appreciation rights (“TSARs”) and options issued after February 24, 2011 have associated net settlement rights (“NSRs”).

In addition to its Stock Option Plan, Cenovus has a Performance Share Unit (“PSU”) Plan and two Deferred Share Unit (“DSU”) Plans. PSUs are whole share units which entitle the holder to receive upon vesting either a Cenovus common share or a cash payment equal to the value of a Cenovus common share. DSUs vest immediately and are equivalent in value to a Cenovus common share on the date of redemption.

Our stock options are measured at fair value using the Black-Scholes-Merton valuation model and other stock-based compensation plans are measured at fair value based on the market value of our common shares. The fair value of our TSARs, PSUs and DSUs are measured at each reporting date and therefore are sensitive to fluctuations in our common share price. The fair value of NSRs is determined at the date of grant and is not re-measured at each reporting date. As NSRs become a higher proportion of our long-term incentive grants, our long-term incentive costs will become less sensitive to common share price fluctuations. The weighted average remaining contractual life of the TSARs, NSRs and PSUs are 1.82, 6.14 and 2.00 years, respectively. See the notes to the interim and annual Consolidated Financial Statements for details of our stock-based compensation plans.

Total Outstanding Common Shares and Stock-based Compensation Plans

March 31,
(thousands of units)	2013

Common Shares	755,774
Stock Options
NSRs	25,561
TSARs	8,330
Cenovus Replacement TSARs (held by Encana Employees)	2,841
Encana Replacement TSARs (held by Cenovus Employees)	4,286
Other Stock-based Compensation Plans
PSUs	5,797
DSUs	1,161

Cenovus Energy Inc.	35
First Quarter 2013 Report	Management’s Discussion and Analysis

Contractual Obligations and Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements (which include amounts for projects awaiting regulatory approval), debt, future building leases, marketing agreements and capital commitments. In addition, we have commitments related to our risk management program and an obligation to fund our defined benefit pension and other post-employment benefit plans. For further information please see the notes to the interim and annual Consolidated Financial Statements.

During the first quarter, Cenovus entered into various firm transportation agreements totaling approximately $3.2 billion over the next 20 years helping to align our future transportation requirements with our anticipated production growth.

Legal Proceedings

We are involved in a limited number of legal claims associated with the normal course of operations and we believe we have made adequate provisions for such legal claims. There are no individually or collectively significant claims.

RISK MANAGEMENT

For a full understanding of the risks that impact Cenovus, the following discussion should be read in conjunction with our 2012 annual MD&A.

Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Actively managing these risks improves our ability to effectively execute our business strategy. Our exposure to liquidity risk, safety risk, transportation restrictions, capital project execution and operating risk, reserves replacement risk, environmental risk and regulatory risk has not changed substantially since December 31, 2012. For a further and more in-depth discussion of our risk management see our annual MD&A for the year ended December 31, 2012.

A description of the risk factors and uncertainties affecting Cenovus can be found in the Advisory and a full discussion of the material risk factors affecting Cenovus can be found in our AIF for the year ended December 31, 2012. The following provides an update on our commodity price risk management.

Commodity Price Risk

Fluctuations in future commodity prices create volatility in our financial performance. Commodity prices are impacted by a number of factors including global and regional supply and demand, transportation constraints and alternative fuels, all of which are beyond our control and can result in a high degree of price volatility.

We manage our commodity price exposure through a combination of activities including integration, financial hedges and physical contracts. Our business model partially mitigates our exposure to light/heavy differentials and refinery margins through our upstream and downstream integration. In addition, our natural gas production acts as an economic hedge for the natural gas required as a fuel source at both our upstream and refining operations. We further reduce our exposure to commodity price risk through the use of various financial instruments and select physical contracts.

The details of these financial instruments as at March 31, 2013 are disclosed in the notes to the interim Consolidated Financial Statements. The financial impact is summarized below.

Financial Impact of Risk Management Activities

	Three Months Ended March 31,
	2013			2012
($ millions)	Realized	Unrealized	Total	Realized	Unrealized	Total

Crude Oil	43	(190)	(147)	(26)	30	4
Natural Gas	19	(42)	(23)	60	36	96
Refining	(4)	2	(2)	(5)	3	(2)
Power	-	-	-	-	(5)	(5)
Gain (Loss) on Risk Management	58	(230)	(172)	29	64	93
Income Tax Expense	14	(57)	(43)	6	16	22
Gain (Loss) on Risk Management, after-tax	44	(173)	(129)	23	48	71

In the first quarter of 2013, our strategy to manage commodity price risk resulted in realized gains on both crude oil and natural gas financial instruments as contract benchmark commodity prices settled below our contract prices. We recognized unrealized losses on our crude oil and natural gas financial instruments as a result of the increase in forward commodity prices for both crude oil and natural gas and the contraction of forward light/heavy differentials compared to our contract prices. Details of contract volumes and prices can be found in the notes to the interim Consolidated Financial Statements.

Cenovus Energy Inc.	36
First Quarter 2013 Report	Management’s Discussion and Analysis

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ACCOUNTING POLICIES

For more details regarding our critical accounting judgments, estimates and accounting policies the following should be read in conjunction with our 2012 annual MD&A.

We are required to make judgments, estimates and assumptions in the application of accounting policies that could have a significant impact on our financial results. Actual results may differ from those estimates and those differences may be material. The estimates and assumptions used are subject to updates based on experience and the application of new information. Our critical accounting policies and estimates are reviewed annually by the Audit Committee of the Board. Further details on the basis of presentation and our significant accounting policies can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2012.

Critical Accounting Judgments in Applying Accounting Policies

Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recognized in Cenovus’s annual and interim Consolidated Financial Statements and accompanying notes. On January 1, 2013, as required, we adopted the standards related to joint arrangements, consolidations and associates, which required critical judgments. See discussion below under Joint Arrangements, Consolidation, Associates and Disclosures for details. Further information on our critical accounting judgments in applying accounting policies can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2012.

Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recognized in the period in which the estimates are revised. There have been no changes to our key sources of estimation uncertainty in the first quarter of 2013. Further information on our key sources of estimation uncertainty can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

Joint Arrangements, Consolidation, Associates and Disclosures

As disclosed in the Consolidated Financial Statements, effective January 1, 2013, Cenovus adopted, as required, IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”), IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) as well as the amendments to IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”).

Cenovus reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change in the consolidation status of its subsidiaries and investees.

Under IFRS 11, interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Cenovus performed a comprehensive review of its interests in other entities and identified two individually significant interests, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), for which it shares joint control. Previously, Cenovus accounted for these jointly controlled entities using proportionate consolidation.

Cenovus reviewed these joint arrangements considering their structure, the legal forms of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The application of Cenovus’s accounting policy under IFRS 11 requires judgment in determining the classification of these joint arrangements. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of FCCL and WRB. As a result, these joint arrangements have been classified as joint operations under IFRS 11 and Cenovus’s share of the assets, liabilities, revenues and expenses have been recognized in our interim Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, Cenovus considered the following:

•      The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially, on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are “flow-through” entities which have a limited life.

•      The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans. The partnerships do not have any third party borrowings.

•      FCCL operates like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.

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First Quarter 2013 Report	Management’s Discussion and Analysis

•      Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners’ behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and as such are not capable of performing these roles.

•      In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

There has been no impact on the recognized assets, liabilities and comprehensive income of Cenovus with the application of these standards.

Employee Benefits

As disclosed in the Consolidated Financial Statements, effective January 1, 2013, Cenovus adopted, as required, International Accounting Standard (“IAS”) 19 “Employee Benefits”, as amended in June 2011 (“IAS 19R”). Cenovus applied the standard retrospectively, as required, and in accordance with the transitional provisions. The opening Consolidated Balance Sheet of the earliest comparative period presented (January 1, 2012) was restated.

The amendments require the recognition of changes in defined benefit pension obligations and plan assets when they occur, eliminating the ‘corridor approach’ previously permitted and accelerating the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are recognized immediately through comprehensive income. In addition, Cenovus replaced interest costs on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability measured by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period. Interest expense and interest income on net post-employment benefit liabilities and assets continue to be recognized in net earnings.

IAS 19R requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw an offer of termination benefits or recognizes any restructuring costs. This amendment had no impact on the Consolidated Financial Statements.

The impact on adoption of IAS 19R was not material and is shown below:

Consolidated Statements of Earnings and Comprehensive Income

($ millions)	Three Months Ended March 31, 2012	Year Ended December 31, 2012

Increase (Decrease) due to:
Net Earnings	-	2
Other Comprehensive Income	-	(4)

Consolidated Balance Sheets

($ millions)	December 31, 2012	January 1, 2012

Increase (Decrease) due to:
Net Defined Benefit Liability (1)	32	30
Deferred Income Taxes	(8)	(8)
Shareholders’ Equity	(24)	(22)

(1)         Composed of the defined benefit pension and other post-employment benefit plans.

Fair Value Measurement

Effective January 1, 2013, Cenovus adopted, as required, IFRS 13, “Fair Value Measurement” (“IFRS 13”) and applied the standard prospectively as required by the transitional provisions. The standard provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to Cenovus’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

Presentation of Items in Other Comprehensive Income

Effective January 1, 2013, Cenovus applied the amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”), as amended in June 2011. The amendment requires items within other comprehensive income (“OCI”) to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

Cenovus Energy Inc.	38
First Quarter 2013 Report	Management’s Discussion and Analysis

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2013, Cenovus complied with the amended disclosure requirements, regarding offsetting financial assets and financial liabilities, found in IFRS 7, “Financial Instruments: Disclosures” issued in December 2011. Refer to the interim Consolidated Financial Statements for the additional disclosure. The application of the amendment had no impact on the Consolidated Statements of Earnings and Comprehensive Income or the Consolidated Balance Sheets.

Future Accounting Pronouncements

There were no new or amended standards issued during the first quarter of 2013 that are applicable to Cenovus in future periods. A description of standards and interpretations that will be adopted by Cenovus in future periods can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2012.

CONTROL ENVIRONMENT

There have been no changes to internal control over financial reporting (“ICFR”) during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, ICFR.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OUTLOOK

We continue to move forward on our 10 year strategic plan targeting net oil sands bitumen production of approximately 400,000 barrels per day and total net oil production of approximately 500,000 barrels per day by the end of 2021. To achieve our development plans, additional expansions are planned at Foster Creek, Christina Lake and Narrows Lake, as well as new projects at Grand Rapids and Telephone Lake. We will continue the development of our oil sands resources in multiple phases using a low cost manufacturing-like approach enabled by technology, innovation and continued respect for the health and safety of our employees with an emphasis on environmental performance and meaningful dialogue with our stakeholders.

Commodity Prices Underlying our Financial Results

Our crude oil pricing outlook is influenced by the following:

•      The general outlook for crude oil prices will continue to be tied to global economic growth and production interruptions. Short-term prices are likely to remain volatile and be impacted by market expectations;

•      Brent-WTI differentials are expected to narrow over the first half of 2013 as new pipeline capacity is added to move crude oil from Cushing to U.S. Gulf Coast markets;

•      WCS prices should weaken relative to U.S. Gulf Coast pricing as inland crude oil supply continues to grow at a faster pace than rail and pipeline takeaway capacity, further constraining an already congested transportation system;

•      Refining crack spreads are projected to soften in 2013 when new pipeline capacity out of Cushing should cause WTI crude oil discounts to moderate. Refiners processing WCSB crude oil should continue to see strong margins; and

•      Natural gas prices should continue to firm, as supply declines with reduced rig activity and demand growth continues due to still very competitive North American gas pricing.

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First Quarter 2013 Report	Management’s Discussion and Analysis

While we expect to see volatility in crude prices, we mitigate our exposure to light/heavy price differentials through the following:

•      Integration – having heavy oil refining capacity able to process Canadian heavy crudes. From a value perspective, our refining business is able to capture value from both the WTI-WCS differential for Canadian crude and the Brent-WTI differential from the sale of refined products;

•      Financial hedge transactions – protecting our upstream crude prices from downside risk by entering into financial transactions that fix the WTI-WCS differential;

•      Marketing arrangements – protecting our upstream crude oil prices by entering into physical supply transactions with fixed price components directly with refiners; and

•      Transportation commitments – supporting transportation projects that move crude oil from our production areas to consuming markets and also to tidewater markets.

Update on Key Priorities for 2013

Market Access

We are focused on near and mid-term strategies to broaden market access for Canadian oil. This will allow us to build on our successful marketing and transportation strategy and broaden the portfolio of market opportunities for our growing production. This will include increasing our rail shipping capacity for oil to approximately 10,000 barrels per day for 2013, committing to industry transportation projects as well as new and expanded market development initiatives for our crude oil. During the first quarter of 2013, we transported approximately 6,000 barrels per day by rail, allowing us to realize higher prices on our crude oil and diversify our customers base.

Attacking Cost Structures

We have a track record of cost efficiency. To continue to meet our business plan, we must ensure that, over the long term, we maintain an efficient and sustainable cost structure and take advantage of our business model. For example, we have a number of opportunities to improve our cost efficiency by further leveraging our supply chain management to improve capital and operating costs.

Other Key Challenges

We will need to effectively manage our business to support our development plans, including timely regulatory and partner approvals, environmental regulations and competitive pressures within the industry. Additional details regarding the impact of these factors on our financial results are discussed in the Risk Management section in our annual MD&A. We also direct our readers to review the guidance for 2013 that we published on our website, cenovus.com, in connection with our December 2012 news release.

Cenovus Energy Inc.	40
First Quarter 2013 Report	Management’s Discussion and Analysis

CONSOLIDATED STATEMENTS OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the Period Ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2013	2012
			(Note 3)
Revenues	1
Gross Sales		4,377	4,686
Less: Royalties		58	122
		4,319	4,564
Expenses	1
Purchased Product		2,155	2,589
Transportation and Blending		558	494
Operating		442	414
Production and Mineral Taxes		10	10
(Gain) Loss on Risk Management	19	172	(93)
Depreciation, Depletion and Amortization	12	455	400
General and Administrative		83	93
Finance Costs	4	123	113
Interest Income	5	(27)	(29)
Foreign Exchange (Gain) Loss, net	6	52	(16)
Other (Income) Loss, net		2	(5)
Earnings Before Income Tax		294	594
Income Tax Expense	7	123	168
Net Earnings		171	426
Other Comprehensive Income (Loss), Net of Tax
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain Relating to Pension and Other Post-Retirement Benefits		2	-
Items That May be Subsequently Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		27	(21)
Total Other Comprehensive Income (Loss), Net of Tax		29	(21)
Comprehensive Income		200	405

Net Earnings Per Common Share	8
Basic		$ 0.23	$ 0.56
Diluted		$ 0.23	$ 0.56

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	41
First Quarter 2013 Report	Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		March 31,	December 31,	January 1,
	Notes	2013	2012	2012
			(Note 3)	(Note 3)
Assets
Current Assets
Cash and Cash Equivalents		978	1,160	495
Accounts Receivable and Accrued Revenues		1,840	1,464	1,405
Current Portion of Partnership Contribution Receivable		397	384	372
Inventories	9	1,239	1,288	1,291
Risk Management	19	60	283	232
Assets Held for Sale	10	362	-	116
Current Assets		4,876	4,579	3,911
Exploration and Evaluation Assets	1,11	1,374	1,285	880
Property, Plant and Equipment, net	1,12	16,105	16,152	14,324
Partnership Contribution Receivable		1,325	1,398	1,822
Risk Management	19	4	5	52
Income Tax Receivable		-	-	29
Other Assets		50	58	44
Goodwill	1	739	739	1,132
Total Assets		24,473	24,216	22,194

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,841	2,650	2,579
Income Tax Payable		275	217	329
Current Portion of Partnership Contribution Payable		400	386	372
Risk Management	19	18	17	54
Liabilities Related to Assets Held for Sale	10	33	-	54
Current Liabilities		3,567	3,270	3,388
Long-Term Debt	13	4,778	4,679	3,527
Partnership Contribution Payable		1,354	1,426	1,853
Risk Management	19	2	1	14
Decommissioning Liabilities	14	2,162	2,315	1,777
Other Liabilities		166	183	158
Deferred Income Taxes		2,613	2,560	2,093
Total Liabilities		14,642	14,434	12,810
Shareholders’ Equity		9,831	9,782	9,384
Total Liabilities and Shareholders’ Equity		24,473	24,216	22,194

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	42
First Quarter 2013 Report	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited) ($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 15)			(Note 16)

Balance as at December 31, 2011, as Previously Reported	3,780	4,107	1,400	119	9,406
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	-	(22)	(22)
Balance as at January 1, 2012, Restated	3,780	4,107	1,400	97	9,384
Net Earnings	-	-	426	-	426
Other Comprehensive Income (Loss)	-	-	-	(21)	(21)
Total Comprehensive Income for the Period	-	-	426	(21)	405
Common Shares Issued Under Option Plans	42	-	-	-	42
Stock-Based Compensation Expense	-	14	-	-	14
Dividends on Common Shares	-	-	(166)	-	(166)
Balance as at March 31, 2012, Restated	3,822	4,121	1,660	76	9,679

Balance as at December 31, 2012, as Previously Reported	3,829	4,154	1,728	95	9,806
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	2	(26)	(24)
Balance as at December 31, 2012, Restated	3,829	4,154	1,730	69	9,782
Net Earnings	-	-	171	-	171
Other Comprehensive Income (Loss)	-	-	-	29	29
Total Comprehensive Income for the Period	-	-	171	29	200
Common Shares Issued Under Option Plans	20	-	-	-	20
Common Shares Cancelled (Note 15)	(3)	3	-	-	-
Stock-Based Compensation Expense	-	13	-	-	13
Dividends on Common Shares	-	-	(184)	-	(184)
Balance as at March 31, 2013	3,846	4,170	1,717	98	9,831

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	43
First Quarter 2013 Report	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) For the Period Ended March 31, ($ millions)

		Three Months Ended
	Notes	2013	2012
			(Note 3)
Operating Activities
Net Earnings		171	426
Depreciation, Depletion and Amortization		455	400
Deferred Income Taxes	7	39	94
Unrealized (Gain) Loss on Risk Management	19	230	(64)
Unrealized Foreign Exchange (Gain) Loss	6	50	(31)
Unwinding of Discount on Decommissioning Liabilities	4,14	24	21
Other		2	58
		971	904
Net Change in Other Assets and Liabilities		(34)	(32)
Net Change in Non-Cash Working Capital		(42)	(207)
Cash From Operating Activities		895	665

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(168)	(271)
Capital Expenditures – Property, Plant and Equipment	12	(750)	(637)
Proceeds From Divestiture of Assets		1	66
Net Change in Investments and Other		(2)	(2)
Net Change in Non-Cash Working Capital		16	12
Cash (Used in) Investing Activities		(903)	(832)

Net Cash Provided (Used) Before Financing Activities		(8)	(167)

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		-	273
Proceeds on Issuance of Common Shares		18	31
Dividends Paid on Common Shares	8	(184)	(166)
Cash From (Used in) Financing Activities		(166)	138

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(8)	(6)
Increase (Decrease) in Cash and Cash Equivalents		(182)	(35)
Cash and Cash Equivalents, Beginning of Period		1,160	495
Cash and Cash Equivalents, End of Period		978	460

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	44
First Quarter 2013 Report	Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc., and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of presentation for these interim Consolidated Financial Statements is found in Note 2.

The Company’s reportable segments are as follows:

•      Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as heavy oil assets at Pelican Lake. This segment also includes the Athabasca natural gas assets and projects in the early stages of development such as Grand Rapids and Telephone Lake. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•      Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•      Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•      Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	45
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	1,007	1,102	546	592	2,946	2,992
Less: Royalties	21	66	37	56	-	-
	986	1,036	509	536	2,946	2,992
Expenses
Purchased Product	-	-	-	-	2,277	2,589
Transportation and Blending	511	450	47	44	-	-
Operating	170	151	136	134	137	130
Production and Mineral Taxes	-	-	10	10	-	-
(Gain) Loss on Risk Management	(30)	14	(32)	(49)	4	6
Operating Cash Flow	335	421	348	397	528	267
Depreciation, Depletion and Amortization	148	115	256	236	32	38
Segment Income (Loss)	187	306	92	161	496	229

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2013	2012	2013	2012

Revenues
Gross Sales			(122)	-	4,377	4,686
Less: Royalties			-	-	58	122
			(122)	-	4,319	4,564
Expenses
Purchased Product			(122)	-	2,155	2,589
Transportation and Blending			-	-	558	494
Operating			(1)	(1)	442	414
Production and Mineral Taxes			-	-	10	10
(Gain) Loss on Risk Management			230	(64)	172	(93)
			(229)	65	982	1,150
Depreciation, Depletion and Amortization			19	11	455	400
Segment Income (Loss)			(248)	54	527	750
General and Administrative			83	93	83	93
Finance Costs			123	113	123	113
Interest Income			(27)	(29)	(27)	(29)
Foreign Exchange (Gain) Loss, net			52	(16)	52	(16)
Other (Income) Loss, net			2	(5)	2	(5)
			233	156	233	156
Earnings Before Income Tax					294	594
Income Tax Expense					123	168
Net Earnings					171	426

Cenovus Energy Inc.	46
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

B) Financial Results by Upstream Product

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	995	1,087	389	454	1,384	1,541
Less: Royalties	21	65	35	54	56	119
	974	1,022	354	400	1,328	1,422
Expenses
Transportation and Blending	511	449	40	38	551	487
Operating	163	138	84	79	247	217
Production and Mineral Taxes	-	-	9	9	9	9
(Gain) Loss on Risk Management	(29)	18	(14)	7	(43)	25
Operating Cash Flow	329	417	235	267	564	684

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	8	11	154	135	162	146
Less: Royalties	-	1	2	2	2	3
	8	10	152	133	160	143
Expenses
Transportation and Blending	-	1	7	6	7	7
Operating	5	9	51	54	56	63
Production and Mineral Taxes	-	-	1	1	1	1
(Gain) Loss on Risk Management	(1)	(4)	(18)	(56)	(19)	(60)
Operating Cash Flow	4	4	111	128	115	132

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	4	4	3	3	7	7
Less: Royalties	-	-	-	-	-	-
	4	4	3	3	7	7
Expenses
Transportation and Blending	-	-	-	-	-	-
Operating	2	4	1	1	3	5
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	2	-	2	2	4	2

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	1,007	1,102	546	592	1,553	1,694
Less: Royalties	21	66	37	56	58	122
	986	1,036	509	536	1,495	1,572
Expenses
Transportation and Blending	511	450	47	44	558	494
Operating	170	151	136	134	306	285
Production and Mineral Taxes	-	-	10	10	10	10
(Gain) Loss on Risk Management	(30)	14	(32)	(49)	(62)	(35)
Operating Cash Flow	335	421	348	397	683	818

Cenovus Energy Inc.	47
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended March 31,	2013	2012	2013	2012	2013	2012

Revenues
Gross Sales	2,052	2,244	2,325	2,442	4,377	4,686
Less: Royalties	58	122	-	-	58	122
	1,994	2,122	2,325	2,442	4,319	4,564
Expenses
Purchased Product	491	543	1,664	2,046	2,155	2,589
Transportation and Blending	558	494	-	-	558	494
Operating	310	290	132	124	442	414
Production and Mineral Taxes	10	10	-	-	10	10
(Gain) Loss on Risk Management	170	(95)	2	2	172	(93)
	455	880	527	270	982	1,150
Depreciation, Depletion and Amortization	423	362	32	38	455	400
Segment Income	32	518	495	232	527	750

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

D) Joint Operations

A significant portion of the operating cash flows from the Oil Sands and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended March 31, 2013 was $221 million and $528 million, respectively (three months ended March 31, 2012 – $297 million and $268 million).

E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Oil Sands	1,247	1,110	8,138	7,764
Conventional	127	175	4,457	4,929
Refining and Marketing	-	-	3,144	3,088
Corporate and Eliminations	-	-	366	371
Consolidated	1,374	1,285	16,105	16,152

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Oil Sands	739	739	12,401	11,972
Conventional	-	-	5,168	5,304
Refining and Marketing	-	-	5,387	5,018
Corporate and Eliminations	-	-	1,517	1,922
Consolidated	739	739	24,473	24,216

(1) Exploration and evaluation assets (“E&E”).

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	48
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

By Geographic Region

	E&E		PP&E
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Canada	1,374	1,285	12,962	13,065
United States	-	-	3,143	3,087
Consolidated	1,374	1,285	16,105	16,152

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2013	2012	2013	2012

Canada	739	739	19,847	19,744
United States	-	-	4,626	4,472
Consolidated	739	739	24,473	24,216

F) Capital Expenditures (1)

	Three Months Ended
For the period ended March 31,	2013	2012

Capital
Oil Sands	677	636
Conventional	198	231
Refining and Marketing	25	(2)
Corporate	15	35
	915	900
Acquisition Capital
Oil Sands	-	-
Conventional	3	8
Refining and Marketing	-	-
Corporate	-	-
	918	908

(1)      Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2012, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 23, 2013.

Cenovus Energy Inc.	49
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

3. CHANGES IN ACCOUNTING POLICIES

A) Joint Arrangements, Consolidation, Associates and Disclosures

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), IFRS 11, “Joint Arrangements” (“IFRS 11”), IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) as well as the amendments to IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”).

Cenovus reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change in the consolidation status of its subsidiaries and investees.

Under IFRS 11, interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Cenovus performed a comprehensive review of its interests in other entities and identified two individually significant interests, FCCL Partnership and WRB Refining LP, for which it shares joint control. Previously, Cenovus accounted for these jointly controlled entities using proportionate consolidation.

Cenovus reviewed these joint arrangements considering their structure, the legal forms of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The application of the Company’s accounting policy under IFRS 11 requires judgment in determining the classification of these joint arrangements. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of FCCL and WRB. As a result, these joint arrangements have been classified as joint operations under IFRS 11 and the Company’s share of the assets, liabilities, revenues and expenses have been recognized in the interim Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:

•      The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are “flow-through” entities which have a limited life.

•      The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans. The partnerships do not have any third party borrowings.

•      FCCL operates like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.

•      Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners’ behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and as such are not capable of performing these roles.

•      In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

There has been no impact on the recognized assets, liabilities and comprehensive income of the Company with the application of these standards.

Cenovus Energy Inc.	50
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

B) Employee Benefits

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IAS 19, “Employee Benefits”, as amended in June 2011 (“IAS 19R”). The Company applied the standard retrospectively and in accordance with the transitional provisions. The opening Consolidated Balance Sheet of the earliest comparative period presented (January 1, 2012) was restated.

The amendments require the recognition of changes in defined benefit pension obligations and plan assets when they occur, eliminating the ‘corridor approach’ previously permitted and accelerating the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are recognized immediately through comprehensive income. In addition, the Company replaced interest costs on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability measured by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period. Interest expense and interest income on net post-employment benefit liabilities and assets continue to be recognized in net earnings.

IAS 19R requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw an offer of termination benefits or recognizes any restructuring costs. This amendment had no impact on the Consolidated Financial Statements.

The effect on the Consolidated Balance Sheets was as follows:

As at January 1, 2012	Net Defined Benefit Liability(1)	Deferred Income Taxes	Shareholders’ Equity

Balance as Previously Reported	16	2,101	9,406
Effect of Adoption of IAS 19R	30	(8)	(22)
Restated Balance	46	2,093	9,384

(1) Composed of the defined benefit pension and other post-employment benefit (“OPEB”) plans which are included in other liabilities on the Consolidated Balance Sheets.

As at December 31, 2012	Net Defined Benefit Liability (1)	Deferred Income Taxes	Shareholders’ Equity

Balance as Previously Reported	28	2,568	9,806
Effect of Adoption of IAS 19R	32	(8)	(24)
Restated Balance	60	2,560	9,782

(1) Composed of the defined benefit pension and OPEB plans which are included in other liabilities on the Consolidated Balance Sheets.

The effect on the Consolidated Statements of Earnings and Comprehensive Income was as follows:

	Three Months Ended	Year Ended
	March 31, 2012	December 31, 2012

Decrease in General and Administrative Expense	-	2
Decrease in Income Tax Expense	-	-
Increase in Net Earnings for the Period	-	2

Remeasurement of Defined Benefit and Other Post-Employment Benefits Liability	-	4
(Increase) in Income Tax Relating to Components of OCI (1)	-	-
(Decrease) in OCI (1)	-	(4)
(Decrease) in Comprehensive Income for the Period	-	(2)

(1) Other Comprehensive Income (“OCI”).

The change in accounting policy did not have a material impact on the Consolidated Financial Statements including net earnings per share.

Cenovus Energy Inc.	51
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Additional Disclosures

Details about the Company’s defined benefit and other post-employment benefit (“OPEB”) plans can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. Additional and restated disclosures as at December 31, 2012, as required by IAS 19R are as follows:

Defined Benefit and OPEB Plan Obligation and Funded Status

	Pension Benefits	OPEB

Defined Benefit Obligation
Defined Benefit Obligation, January 1, 2012	84	19
Current Service Costs	10	2
Interest Costs on the Defined Benefit Obligation (1)	4	1
Benefits Paid	(2)	-
Plan Participant Contributions	1	-
Remeasurements:
Actuarial (Gains) Losses from Experience Adjustments	3	1
Actuarial (Gains) Losses from Changes in Demographic Assumptions	-	(1)
Actuarial (Gains) Losses from Changes in Financial Assumptions	4	(2)
Plan Conversion	30	-
Defined Benefit Obligation, December 31, 2012	134	20

Plan Assets
Balance as at December 31, 2011, as Previously Reported	61	-
Cumulative Effect of Change in Accounting Policy	(4)	-
Balance as at January 1, 2012, Restated	57	-
Return on Plan Assets (1)	3	-
Employer Contributions	22	-
Plan Participant Contributions	1	-
Benefits Paid	(2)	-
Remeasurements:
Gains (Losses) on Plan Assets	1	-
Assets Transferred from Plan Conversion	12	-
Fair Value of Plan Assets, December 31, 2012	94	-

Pension and Other Post-Employment Benefit (Liability)	(40)	(20)

(1) Based on the discount rate of the defined benefit obligation at the beginning of the year.

Plan Assets

Defined benefit plan assets comprise:

	December 31,	January 1,
As at	2012	2012

Equity Securities
Equity Funds and Balanced Funds	52	30
Other	3	-
Bond Funds	24	17
Non-Invested Assets	11	7
Real Estate	4	3
	94	57

Fair value of equity securities and bond funds are based on the trading price of the underlying funds. The fair value of the non-invested assets is the discounted value of the expected future payments. The fair value of real estate is determined by accredited real estate appraisers.

Cenovus Energy Inc.	52
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

C) Fair Value Measurement

Effective January 1, 2013, the Company adopted, as required, IFRS 13, “Fair Value Measurement” (“IFRS 13”) and applied the standard prospectively as required by the transitional provisions. The standard provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to Cenovus’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

D) Presentation of Items in Other Comprehensive Income

Effective January 1, 2013, the Company applied the amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”), as amended in June 2011. The amendment requires items within OCI to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

E) Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2013, the Company complied with the amended disclosure requirements, regarding offsetting financial assets and financial liabilities, found in IFRS 7, “Financial Instruments: Disclosures” issued in December 2011. The additional disclosure can be found in Note 19. The application of the amendment had no impact on the Consolidated Statements of Earnings and Comprehensive Income or the Consolidated Balance Sheets.

F) Future Accounting Pronouncements

There were no new or amended standards issued during the three months ended March 31, 2013 that are applicable to the Company in future periods. A description of standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2012.

4. FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2013	2012

Interest Expense – Short-Term Borrowings and Long-Term Debt	66	53
Interest Expense – Partnership Contribution Payable	26	32
Unwinding of Discount on Decommissioning Liabilities	24	21
Other	7	7
	123	113

5. INTEREST INCOME

	Three Months Ended
For the period ended March 31,	2013	2012

Interest Income – Partnership Contribution Receivable	(23)	(28)
Other	(4)	(1)
	(27)	(29)

Cenovus Energy Inc.	53
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2013	2012

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued from Canada	98	(62)
U.S. Dollar Partnership Contribution Receivable Issued from Canada	(51)	24
Other	3	7
Unrealized Foreign Exchange (Gain) Loss	50	(31)
Realized Foreign Exchange (Gain) Loss	2	15
	52	(16)

7. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
For the period ended March 31,	2013	2012

Current Tax
Canada	30	62
United States	54	12
Total Current Tax	84	74
Deferred Tax	39	94
	123	168

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

For the period ended March 31,	Three Months Ended
($ millions, except net earnings per share)	2013	2012

Net Earnings – Basic and Diluted	171	426

Weighted Average Number of Shares – Basic	756.0	755.1
Dilutive Effect of Cenovus TSARs	2.4	4.4
Dilutive Effect of NSRs	-	-
Weighted Average Number of Shares – Diluted	758.4	759.5

Net Earnings Per Share – Basic	$ 0.23	$ 0.56
Net Earnings Per Share – Diluted	$ 0.23	$ 0.56

B) Dividends Per Share

The Company paid dividends of $184 million or $0.242 per share for the three months ended March 31, 2013 (March 31, 2012 – $166 million, $0.22 per share). The Cenovus Board of Directors declared a second quarter dividend of $0.242 per share, payable on June 28, 2013, to common shareholders of record as of June 14, 2013.

Cenovus Energy Inc.	54
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

9. INVENTORIES

	March 31,	December 31,
As at	2013	2012

Product
Refining and Marketing	1,039	1,056
Oil Sands	165	202
Conventional	1	1
Parts and Supplies	34	29
	1,239	1,288

10. ASSETS AND LIABILITIES HELD FOR SALE

	March 31,	December 31,
As at	2013	2012

Assets Held for Sale
Property, Plant and Equipment	362	-

Liabilities Related to Assets Held for Sale
Decommissioning Liabilities	33	-

During the three months ended March 31, 2013, Management decided to launch a public sales process to divest its Lower Shaunavon and certain of its Bakken properties in Saskatchewan. The land base associated with these properties is relatively small and does not offer sufficient scalability to be material to Cenovus’s overall asset portfolio. As at March 31, 2013, the Company classified these properties as assets held for sale. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount. No impairment was recorded on the reclassification. These assets and the related liabilities are reported in the Conventional segment.

11. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2011	880
Additions (1)	687
Transfers to PP&E (Note 12)	(218)
Exploration Expense	(68)
Divestitures	(11)
Change in Decommissioning Liabilities	15
As at December 31, 2012	1,285
Additions	168
Transfers to PP&E (Note 12)	(80)
Exploration Expense	-
Divestitures	(1)
Change in Decommissioning Liabilities	2
As at March 31, 2013	1,374

(1) 2012 asset acquisition included the assumption of a decommissioning liability of $33 million.

Exploration and evaluation assets consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2013 include $13 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2012 – $37 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2013 or for the year ended December 31, 2012.

Cenovus Energy Inc.	55
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

For the three months ended March 31, 2013, $80 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2012 – $218 million).

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2011	23,858	194	3,425	576	28,053
Additions	2,442	44	118	191	2,795
Transfers from E&E Assets (Note 11)	218	-	-	-	218
Transfers and Reclassifications	-	-	(55)	-	(55)
Change in Decommissioning Liabilities	484	-	(16)	-	468
Exchange Rate Movements	1	-	(73)	-	(72)
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	699	11	25	15	750
Transfers from E&E Assets (Note 11)	80	-	-	-	80
Transfers and Reclassifications	(503)	-	(15)	-	(518)
Change in Decommissioning Liabilities	(122)	-	-	-	(122)
Exchange Rate Movements	-	-	70	-	70
As at March 31, 2013	27,157	249	3,479	782	31,667

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2011	13,021	139	225	344	13,729
Depreciation and Depletion Expense	1,368	19	146	52	1,585
Transfers and Reclassifications	-	-	(55)	-	(55)
Impairment Losses	-	-	-	-	-
Exchange Rate Movements	1	-	(5)	-	(4)
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation and Depletion Expense	397	7	32	19	455
Transfers and Reclassifications	(141)	-	(14)	-	(155)
Impairment Losses	-	-	-	-	-
Exchange Rate Movements	-	-	7	-	7
As at March 31, 2013	14,646	165	336	415	15,562

CARRYING VALUE
As at December 31, 2011	10,837	55	3,200	232	14,324
As at December 31, 2012	12,613	80	3,088	371	16,152
As at March 31, 2013	12,511	84	3,143	367	16,105

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development and construction of oil and gas properties of $41 million for the three months ended March 31, 2013 (year ended December 31, 2012 – $161 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2013 or for the year ended December 31, 2012.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization:

	March 31,	December 31,
As at	2013	2012

Development and Production	35	38
Refining Equipment	44	13
Other	-	11
	79	62

Cenovus Energy Inc.	56
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

13. LONG-TERM DEBT

	March 31,	December 31,
As at	2013	2012

Revolving Term Debt (1)	-	-
U.S. Dollar Denominated Unsecured Notes	4,824	4,726
Total Debt Principal	4,824	4,726

Debt Discounts and Transaction Costs	(46)	(47)
	4,778	4,679

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

As at March 31, 2013, the Company is in compliance with all of the terms of its debt agreements.

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is as follows:

	March 31,	December 31,
As at	2013	2012

Decommissioning Liabilities, Beginning of Year	2,315	1,777
Liabilities Incurred	14	99
Liabilities Settled	(25)	(66)
Transfers and Reclassifications	(33)	3
Change in Estimated Future Cash Flows	-	144
Change in Discount Rate	(134)	273
Unwinding of Discount on Decommissioning Liabilities	24	86
Foreign Currency Translation	1	(1)
Decommissioning Liabilities, End of Period	2,162	2,315

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.5 percent as at March 31, 2013 (December 31, 2012 – 4.2 percent).

15. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2013		December 31, 2012
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	755,843	3,829	754,499	3,780
Common Shares Issued under Stock Option Plans	581	20	1,344	49
Common Shares Cancelled	(650)	(3)	-	-
Outstanding, End of Period	755,774	3,846	755,843	3,829

Cenovus Energy Inc.	57
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

During the quarter, the Company cancelled 650,000 common shares. The common shares were held in reserve for un-exchanged shares of Alberta Energy Company Ltd., pursuant to the merger of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002 (“AEC Merger”), in which Encana Corporation was formed. Due to the plan of arrangement in 2009 involving Encana Corporation and Cenovus, common shares of the Company were held in reserve until the tenth anniversary of the AEC Merger.

There were no preferred shares outstanding as at March 31, 2013 (December 31, 2012 – nil).

As at March 31, 2013, there were 22 million (December 31, 2012 – 28 million) common shares available for future issuance under stock option plans.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Plan		Foreign Currency Translation		Total
As at March 31,	2013	2012	2013	2012	2013	2012

Balance, Beginning of Year	(26)	(22)	95	119	69	97
Other Comprehensive Income, Before Tax	3	-	27	(21)	30	(21)
Income Tax	(1)	-	-	-	(1)	-
Balance, End of Period	(24)	(22)	122	98	98	76

17. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase common shares of the Company. Options issued under the plan have associated tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”). The following table is a summary of the options outstanding at the end of the period.

As at March 31, 2013	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (thousands)

NSRs	On or After February 24, 2011	7	6.14	35.55	31.46	25,561
TSARs	Prior to February 17, 2010	5	0.86	26.90	31.46	3,519
TSARs	On or After February 17, 2010	7	3.95	26.71	31.46	4,811
Encana Replacement TSARs held by Cenovus Employees	Prior to December 1, 2009	5	0.85	29.65	19.76	4,286
Cenovus Replacement TSARs held by Encana Employees	Prior to December 1, 2009	5	0.84	26.85	31.46	2,841

NSRs

The weighted average unit fair value of NSRs granted during the period ended March 31, 2013 was $6.18 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at March 31, 2013	Number of NSRs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	15,074	37.52
Granted	10,600	32.77
Exercised for Common Shares	-	-
Forfeited	(113)	37.66
Outstanding, End of Period	25,561	35.55
Exercisable, End of Period	5,453	37.85

Cenovus Energy Inc.	58
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

TSARs Held by Cenovus Employees

The Company has recorded a liability of $49 million at March 31, 2013 (December 31, 2012 – $64 million) based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at March 31, 2013 was $40 million (December 31, 2012 – $45 million).

The following table summarizes information related to the TSARs, including Performance TSARs, held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	11,251	28.13
Exercised for Cash Payment	(1,182)	31.51
Exercised as Options for Common Shares	(571)	30.97
Forfeited	(31)	28.51
Expired	(1,137)	33.02
Outstanding, End of Period	8,330	26.79
Exercisable, End of Period	8,102	26.70

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $33.39.

Encana Replacement TSARs Held by Cenovus Employees

The Company has recorded a liability of $nil as at March 31, 2013 (December 31, 2012 – $1 million) based on the fair value of each Encana Replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at March 31, 2013 was $nil (December 31, 2012 – $nil).

The following table summarizes information related to the Encana Replacement TSARs, including Performance TSARs held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	7,722	32.66
Forfeited	(50)	32.56
Expired	(3,386)	36.46
Outstanding, End of Period	4,286	29.65
Exercisable, End of Period	4,286	29.65

The closing price of Encana common shares on the TSX as at March 31, 2013 was $19.76.

Cenovus Energy Inc.	59
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $22 million as at March 31, 2013 (December 31, 2012 – $35 million) based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at March 31, 2013 was $14 million (December 31, 2012 – $22 million).

The following table summarizes the information related to the Cenovus Replacement TSARs, including Performance TSARs, held by Encana employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at March 31, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	5,229	29.29
Exercised for Cash Payment	(1,147)	31.36
Exercised as Options for Common Shares	(10)	30.99
Forfeited	(1)	32.12
Expired	(1,230)	32.98
Outstanding, End of Period	2,841	26.85
Exercisable, End of Period	2,841	26.85

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $33.57.

B) Performance Share Units

The Company has recorded a liability of $83 million as at March 31, 2013 (December 31, 2012 – $124 million) for performance share units (“PSUs”) based on the market value of Cenovus’s common shares at March 31, 2013. As PSUs are paid out upon vesting, the intrinsic value was $nil at March 31, 2013 and December 31, 2012.

The following table summarizes the information related to the PSUs held by Cenovus employees.

As at March 31, 2013	Number of PSUs (thousands)

Outstanding, Beginning of Year	5,258
Granted	2,552
Paid Out	(2,008)
Cancelled	(50)
Units in Lieu of Dividends	45
Outstanding, End of Period	5,797

C) Deferred Share Units

The Company has recorded a liability of $36 million as at March 31, 2013 (December 31, 2012 – $36 million) for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares at March 31, 2013. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees.

As at March 31, 2013	Number of DSUs (thousands)

Outstanding, Beginning of Year	1,084
Granted to Directors	61
Granted from Annual Bonus Awards	8
Units in Lieu of Dividends	9
Exercised	(1)
Outstanding, End of Period	1,161

Cenovus Energy Inc.	60
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses:

	Three Months Ended
For the period ended March 31,	2013	2012

NSRs	7	8
TSARs Held by Cenovus Employees	(8)	16
PSUs	15	15
DSUs	-	6
Stock-Based Compensation Expense (Recovery)	14	45

18. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	March 31,	December 31,
As at	2013	2012

Long-Term Debt	4,778	4,679
Shareholders’ Equity	9,831	9,782
Capitalization	14,609	14,461
Debt to Capitalization	33%	32%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times over the long-term.

	March 31,	December 31,
As at	2013	2012

Debt	4,778	4,679
Net Earnings	740	995
Add (Deduct):
Finance Costs	465	455
Interest Income	(107)	(109)
Income Tax Expense	738	783
Depreciation, Depletion and Amortization	1,640	1,585
Goodwill Impairment	393	393
Exploration Expense	68	68
Unrealized (Gain) Loss on Risk Management	237	(57)
Foreign Exchange (Gain) Loss, net	48	(20)
Other (Income) Loss, net	2	(5)
Adjusted EBITDA (1)	4,224	4,088
Debt to Adjusted EBITDA	1.1x	1.1x

(1) Calculated on a trailing 12 month basis.

Cenovus Energy Inc.	61
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

At March 31, 2013, Cenovus had $3.0 billion available on its committed credit facility. In addition, Cenovus had in place a Canadian debt shelf prospectus for $1.5 billion and unused capacity of US$750 million under a U.S. debt shelf prospectus, the availability of which are dependent on market conditions.

As at March 31, 2013, Cenovus is in compliance with all of the terms of its debt agreements.

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable, partner loans, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable, partner loans and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2).

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2013, the carrying value of Cenovus’s long-term debt was $4,778 million and the fair value was $5,589 million (December 31, 2012 carrying value – $4,679 million, fair value – $5,582 million).

B) Risk Management Assets and Liabilities

Net Risk Management Position

	March 31,	December 31,
As at	2013	2012

Risk Management Assets
Current Asset	60	283
Long-Term Asset	4	5
	64	288
Risk Management Liabilities
Current Liability	18	17
Long-Term Liability	2	1
	20	18
Net Risk Management Asset (Liability)	44	270

Cenovus Energy Inc.	62
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Summary of Unrealized Risk Management Positions

	March 31, 2013			December 31, 2012
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	38	18	20	221	16	205
Natural Gas	24	-	24	66	1	65
Power	2	2	-	1	1	-
Fair Value	64	20	44	288	18	270

Financial assets and liabilities are only offset if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. Cenovus has pledged cash collateral of $31 million (December 31, 2012 – $12 million) with respect to certain of these risk management contracts, which has not been offset against the related financial liability. The following table provides a summary of the Company’s offsetting risk management positions:

	March 31, 2013			December 31, 2012
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Recognized Risk Management Positions
Gross Amount	89	45	44	306	36	270
Amount Offset	(25)	(25)	-	(18)	(18)	-
Net Amount per Consolidated Financial Statements	64	20	44	288	18	270

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	March 31,	December 31,
As at	2013	2012

Prices Sourced from Observable Data or Market Corroboration (Level 2)	44	270

Net Fair Value of Commodity Price Positions at March 31, 2013

	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price (1)	18,500 bbls/d	2013	US$110.36/bbl	12
Brent Fixed Price (1)	18,500 bbls/d	2013	$111.72/bbl	9
WCS Differential (2)	49,200 bbls/d	2013	US$(20.74)/bbl	(6)
WCS Differential (2)	10,800 bbls/d	2014	US$(20.27)/bbl	8

Other Financial Positions (3)				(3)
Crude Oil Fair Value Position				20

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	166 MMcf/d	2013	US$4.64/Mcf	24
Other Fixed Price Contracts (4)				-
Natural Gas Fair Value Position				24

Power Purchase Contracts
Power Fair Value Position				-

(1) Brent fixed price positions consist of both Brent fixed price swaps and WTI swaps converted to Brent.

(2) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.

(3) Other financial positions are part of ongoing operations to market the Company’s production.

(4) Cenovus entered into other fixed price contracts to protect against widening price differentials between production areas and various sales points.

Cenovus Energy Inc.	63
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended
For the period ended March 31,	2013	2012

Realized Gain (Loss) (1)
Crude Oil	43	(26)
Natural Gas	19	60
Refining	(4)	(5)
Power	-	-
	58	29

Unrealized Gain (Loss) (2)
Crude Oil	(190)	30
Natural Gas	(42)	36
Refining	2	3
Power	-	(5)
	(230)	64
Gain (Loss) on Risk Management	(172)	93

(1) Realized gains and (losses) on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and (losses) on risk management are recorded in the Corporate and Eliminations segment.

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2013

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	270
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(172)	(172)	93
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	4	-	-
Fair Value of Contracts Realized During the Period	(58)	(58)	(29)
Fair Value of Contracts, End of Period	44	(230)	64

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions as at March 31, 2013 could have resulted in unrealized gains (losses) impacting earnings before income tax for the period ended March 31, 2013 as follows:

Risk Management Positions in Place as at March 31, 2013

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	(117)	117
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges tied to Production	91	(91)
Natural Gas Commodity Price	± $1 per Mcf Applied to NYMEX Natural Gas Hedges	(47)	47
Natural Gas Basis Price	± $0.10 per Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to a number of risks associated with its financial assets and liabilities. These risks include commodity price risk, credit risk, liquidity risk, foreign exchange risk and interest rate risk. The Company has several practices and policies in place to help mitigate these risks.

A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. The Company’s exposure to these risks has not changed significantly since December 31, 2012.

Cenovus Energy Inc.	64
First Quarter 2013 Report	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2013

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

During the three months ended March 31, 2013 the Company entered into various firm transportation agreements totaling approximately $3.2 billion over the next 20 years.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	65
First Quarter 2013 Report	Notes to Consolidated Financial Statements

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics

	($ millions, except per share amounts)	2013	2012

		Q1	Year	Q4	Q3	Q2	Q1

	Gross Sales
	Upstream	1,553	6,156	1,584	1,496	1,382	1,694
	Refining and Marketing	2,946	11,356	2,336	3,066	2,962	2,992
	Corporate and Eliminations	(122)	(283)	(118)	(100)	(65)	-
	Less: Royalties	58	387	78	122	65	122
	Revenues	4,319	16,842	3,724	4,340	4,214	4,564

	Operating Cash Flow

	Crude Oil and Natural Gas Liquids
	Foster Creek	189	924	246	227	223	228
	Christina Lake	73	343	118	93	70	62
	Pelican Lake	67	418	98	108	85	127
	Conventional	235	962	240	227	228	267
	Natural Gas	115	513	134	126	121	132
	Other Upstream Operations	4	9	5	2	-	2
		683	3,169	841	783	727	818
	Refining and Marketing	528	1,267	122	527	351	267
	Operating Cash Flow (1)	1,211	4,436	963	1,310	1,078	1,085

	Cash Flow Information

	Cash from Operating Activities	895	3,420	758	1,029	968	665
	Deduct (Add back):
	Net Change in Other Assets and Liabilities	(34)	(113)	(42)	(19)	(20)	(32)
	Net Change in Non-Cash Working Capital	(42)	(110)	103	(69)	63	(207)
	Cash Flow (2)	971	3,643	697	1,117	925	904
Per Share	- Basic	1.28	4.82	0.92	1.48	1.22	1.20
	- Diluted	1.28	4.80	0.92	1.47	1.22	1.19

	Operating Earnings (3)	391	868	(188)	432	284	340
Per Share	- Diluted	0.52	1.14	(0.25)	0.57	0.37	0.45

Net Earnings		171	995	(117)	289	397	426
Per Share	- Basic	0.23	1.32	(0.15)	0.38	0.53	0.56
	- Diluted	0.23	1.31	(0.15)	0.38	0.52	0.56

	Effective Tax Rates using
	Net Earnings	41.8%	44.1%
	Operating Earnings, excluding Divestitures	31.5%	47.0%
	Canadian Statutory Rate	25.2%	25.2%
	U.S. Statutory Rate	38.5%	38.5%

	Foreign Exchange Rates (US$ per C$1)
	Average	0.992	1.001	1.009	1.005	0.990	0.999
	Period end	0.985	1.005	1.005	1.017	0.981	1.001

(1)    Operating cash flow is a non-GAAP measure defined as revenue less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less losses on risk management activities.

(2)    Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows.

(3)    Operating earnings is a non-GAAP measure defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Financial Metrics (Non-GAAP measures)	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1

Debt to Capitalization (4), (5)	33%	32%	32%	32%	27%	28%

Debt to Adjusted EBITDA (5), (6)	1.1x	1.1x	1.1x	1.1x	1.0x	1.0x

Return on Capital Employed (7)	7%	9%	9%	11%	14%	16%

Return on Common Equity (8)	8%	10%	10%	14%	17%	21%

(4)    Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity.

(5)    Debt includes the Company’s short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

(6)    Adjusted EBITDA is a non-GAAP measure defined as adjusted earnings before finance costs, interest income, income tax expense, DD&A, goodwill impairment, exploration expense, unrealized gain (loss) on risk management, foreign exchange gains (losses), gain (loss) on divestiture of assets and other income (loss), net, calculated on a trailing twelve-month basis.

(7)    Calculated, on a trailing twelve-month basis, as net earnings before after-tax interest divided by average shareholders’ equity plus average debt.

(8)    Calculated, on a trailing twelve-month basis, as net earnings divided by average shareholders’ equity.

Cenovus Energy Inc.	66
First Quarter 2013 Report	Supplemental Information

SUPPLEMENTAL INFORMATION (unaudited)

Financial Statistics (continued)

Common Share Information	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Common Shares Outstanding (millions)
Period end	755.8	755.8	755.8	755.8	755.7	755.6
Average - Basic	756.0	755.6	755.8	755.7	755.7	755.1
Average - Diluted	758.4	758.5	758.3	758.0	757.9	759.5

Price Range ($ per share)
TSX - C$
High	34.13	39.64	35.69	36.25	36.68	39.64
Low	31.67	30.09	31.82	30.37	30.09	33.24
Close	31.46	33.29	33.29	34.31	32.37	35.90

NYSE - US$
High	34.50	39.81	36.11	37.31	37.26	39.81
Low	30.58	28.83	31.74	30.20	28.83	32.45
Close	30.99	33.54	33.54	34.85	31.80	35.94

Dividends Paid ($ per share)	$0.242	$0.88	$0.22	$0.22	$0.22	$0.22

Share Volume Traded (millions)	154.9	664.3	141.7	152.6	192.6	177.4

Net Capital Investment	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment ($ millions)
Oil Sands
Foster Creek	210	735	208	199	169	159
Christina Lake	175	593	168	147	140	138
Total	385	1,328	376	346	309	297
Pelican Lake	143	518	147	128	104	139
Other Oil Sands	149	365	82	42	41	200
	677	2,211	605	516	454	636
Conventional	198	848	257	231	129	231
Refining and Marketing	25	118	58	38	24	(2)
Corporate	15	191	58	45	53	35
Capital Investment	915	3,368	978	830	660	900
Acquisitions (1)	3	114	70	8	28	8
Divestitures	(1)	(76)	(11)	-	1	(66)
Net Acquisition and Divestiture Activity	2	38	59	8	29	(58)
Net Capital Investment	917	3,406	1,037	838	689	842

(1) Q4 2012 asset acquisition included the assumption of a decommissioning liability of $33 million. Operating Statistics - Before Royalties

Upstream Production Volumes	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Crude Oil and Natural Gas Liquids (bbls/d)
Oil Sands - Heavy Oil
Foster Creek	55,996	57,833	59,059	63,245	51,740	57,214
Christina Lake	44,351	31,903	41,808	32,380	28,577	24,733
Total	100,347	89,736	100,867	95,625	80,317	81,947
Pelican Lake	23,687	22,552	23,507	23,539	22,410	20,730
	124,034	112,288	124,374	119,164	102,727	102,677
Conventional Liquids
Heavy Oil	16,712	16,015	16,243	15,492	15,703	16,624
Light and Medium Oil	38,508	36,071	36,034	35,695	36,149	36,411
Natural Gas Liquids (2)	971	1,029	995	999	987	1,138
Total Crude Oil and Natural Gas Liquids	180,225	165,403	177,646	171,350	155,566	156,850
Natural Gas (MMcf/d)
Oil Sands	20	33	30	27	33	41
Conventional	525	561	536	550	563	595
Total Natural Gas	545	594	566	577	596	636
(2) Natural gas liquids include condensate volumes. Average Royalty Rates
(excluding impact of Realized Gain (Loss) on Risk Management)	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Oil Sands
Foster Creek	2.9%	11.8%	8.0%	19.1%	4.6%	13.9%
Christina Lake	5.7%	6.2%	5.7%	5.3%	7.2%	7.0%
Pelican Lake	6.2%	5.0%	4.5%	6.6%	4.2%	4.5%
Conventional
Weyburn	18.3%	20.7%	17.9%	19.8%	21.4%	23.3%
Other	5.7%	7.2%	7.1%	6.6%	6.8%	8.3%
Natural Gas Liquids	0.2%	2.0%	2.3%	2.5%	1.7%	1.7%
Natural Gas	1.7%	1.2%	0.9%	0.8%	0.4%	2.5%

Cenovus Energy Inc.	67
First Quarter 2013 Report	Supplemental Information

SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

Refining	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Refinery Operations (1)
Crude oil capacity (2) (Mbbls/d)	457	452	452	452	452	452
Crude oil runs (Mbbls/d)	416	412	311	442	451	445
Heavy Oil	197	198	155	210	229	199
Light/Medium	219	214	156	232	222	246
Crude utilization	91%	91%	69%	98%	100%	98%
Refined products (Mbbls/d)	439	433	330	463	473	465

(1)    Represents 100% of the Wood River and Borger refinery operations.

(2)    The official nameplate capacity of Wood River increased effective January 1, 2013.

Selected Average Benchmark Prices	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Crude Oil Prices (US$/bbl)
Brent Futures	112.64	111.68	110.13	109.42	108.76	118.45
West Texas Intermediate (“WTI”)	94.36	94.15	88.23	92.20	93.35	103.03
Average Differential Brent Futures-WTI	18.28	17.53	21.90	17.22	15.41	15.42
Western Canadian Select (“WCS”)	62.40	73.12	70.12	70.48	70.48	81.61
Differential - WTI-WCS	31.96	21.03	18.11	21.72	22.87	21.42
Condensate - (C5 @ Edmonton)	107.23	100.88	98.14	96.12	99.32	110.16
Differential - WTI-Condensate (premium)/discount	(12.87)	(6.73)	(9.91)	(3.92)	(5.97)	(7.13)
Refining Margins 3-2-1 Crack Spreads (3) (US$/bbl)
Chicago	27.53	27.76	28.18	35.64	28.20	19.00
Midwest Combined (Group 3)	27.93	28.56	28.49	35.99	28.28	21.50
Natural Gas Prices
AECO ($/GJ)	2.92	2.28	2.90	2.08	1.74	2.39
NYMEX (US$/MMBtu)	3.34	2.79	3.40	2.81	2.22	2.74
Differential - NYMEX-AECO (US$/MMBtu)	0.27	0.38	0.31	0.61	0.39	0.21

(3)      The 3-2-1 crack spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of regular unleaded gasoline and one barrel of ultra-low sulphur diesel using current month WTI based crude oil feedstock prices and a last in, first out accounting basis (“LIFO”).

Per-unit Results

(excluding impact of Realized Gain (Loss) on Risk Management)	2013	2012

	Q1	Year	Q4	Q3	Q2	Q1
Heavy Oil - Foster Creek (4) ($/bbl)
Price	52.60	64.55	59.93	63.95	63.83	70.71
Royalties	1.47	7.36	4.55	11.79	2.85	9.54
Transportation and Blending	1.89	2.41	2.91	2.38	1.91	2.38
Operating	14.03	11.99	11.26	11.50	12.49	12.85
Netback	35.21	42.79	41.21	38.28	46.58	45.94
Heavy Oil - Christina Lake (4) ($/bbl)
Price	33.41	47.73	43.37	52.91	44.57	52.58
Royalties	1.69	2.72	2.32	2.61	2.90	3.37
Transportation and Blending	3.67	3.79	3.00	4.00	4.12	4.51
Operating	12.93	12.95	11.42	13.59	12.52	15.33
Netback	15.12	28.27	26.63	32.71	25.03	29.37
Heavy Oil - Pelican Lake (4) ($/bbl)
Price	54.30	69.23	64.37	66.75	66.42	78.50
Royalties	3.22	3.34	2.82	4.34	2.68	3.37
Transportation and Blending	2.07	2.15	1.23	1.09	3.54	2.88
Operating	19.23	17.08	17.20	17.47	17.71	16.05
Netback	29.78	46.66	43.12	43.85	42.49	56.20
Heavy Oil - Oil Sands (4) ($/bbl)
Price	45.92	60.84	55.11	61.71	59.00	68.36
Royalties	1.88	5.22	3.47	7.85	2.83	6.66
Transportation and Blending	2.57	2.74	2.63	2.52	2.87	2.99
Operating	14.59	13.33	12.41	13.29	13.61	14.18
Netback	26.88	39.55	36.60	38.05	39.69	44.53
Heavy Oil - Conventional (4) ($/bbl)
Price	61.62	70.53	64.73	68.04	67.70	80.64
Royalties	6.57	10.06	8.68	8.81	9.36	13.06
Transportation and Blending	3.39	2.17	2.34	2.31	2.26	1.81
Operating	18.04	15.21	11.68	16.48	15.07	17.57
Production and Mineral Taxes	0.30	0.24	0.31	0.27	0.25	0.14
Netback	33.32	42.85	41.72	40.17	40.76	48.06
Total Heavy Oil (4) ($/bbl)
Price	47.82	62.05	56.22	62.45	60.13	70.08
Royalties	2.45	5.83	4.07	7.96	3.68	7.56
Transportation and Blending	2.67	2.67	2.60	2.50	2.79	2.82
Operating	15.01	13.56	12.33	13.66	13.80	14.65
Production and Mineral Taxes	0.04	0.03	0.04	0.03	0.03	0.02
Netback	27.65	39.96	37.18	38.30	39.83	45.03
Light and Medium Oil ($/bbl)
Price	76.77	78.99	75.27	76.06	76.16	88.45
Royalties	7.05	8.09	6.92	7.53	7.98	9.94
Transportation and Blending	3.39	2.65	2.39	2.36	3.02	2.83
Operating	16.26	15.51	15.63	16.27	14.76	15.36
Production and Mineral Taxes	2.46	2.44	2.51	2.35	2.34	2.57
Netback	47.61	50.30	47.82	47.55	48.06	57.75

(4)    The 2013 heavy oil price and transportation and blending costs exclude the costs of condensate purchases which is blended with the heavy oil as follows:  Foster Creek - $46.00/bbl; Christina Lake - $51.46/bbl; Pelican Lake - $20.31/bbl; Heavy Oil - Oil Sands - $43.23/bbl; Heavy Oil - Conventional - $14.73/bbl and Total Heavy Oil - $39.78/bbl.

Cenovus Energy Inc.	68
First Quarter 2013 Report	Supplemental Information

SUPPLEMENTAL INFORMATION (unaudited)

Operating Statistics - Before Royalties (continued)

Per-unit Results (excluding impact of Realized Gain (Loss) on Risk Management)	2013	2012
	Q1	Year	Q4	Q3	Q2	Q1
Total Crude Oil ($/bbl)
Price	54.02	65.76	60.10	65.37	63.91	74.22
Royalties	3.43	6.32	4.65	7.87	4.69	8.10
Transportation and Blending	2.82	2.66	2.55	2.47	2.84	2.83
Operating	15.27	13.99	13.00	14.22	14.03	14.81
Production and Mineral Taxes	0.56	0.56	0.54	0.53	0.58	0.59
Netback	31.94	42.23	39.36	40.28	41.77	47.89
Natural Gas Liquids ($/bbl)
Price	68.88	69.54	65.89	61.53	65.52	83.36
Royalties	0.12	1.42	1.52	1.55	1.13	1.45
Netback	68.76	68.12	64.37	59.98	64.39	81.91
Total Liquids ($/bbl)
Price	54.10	65.79	60.13	65.35	63.92	74.28
Royalties	3.42	6.29	4.64	7.83	4.67	8.05
Transportation and Blending	2.81	2.65	2.54	2.45	2.82	2.81
Operating	15.19	13.90	12.93	14.14	13.93	14.71
Production and Mineral Taxes	0.55	0.56	0.54	0.53	0.57	0.59
Netback	32.13	42.39	39.48	40.40	41.93	48.12
Total Natural Gas ($/Mcf)
Price	3.25	2.42	2.97	2.30	1.92	2.50
Royalties	0.05	0.03	0.02	0.02	0.01	0.06
Transportation and Blending	0.15	0.10	0.10	0.08	0.08	0.13
Operating	1.14	1.10	1.29	1.08	0.98	1.08
Production and Mineral Taxes	0.03	0.01	(0.01)	0.02	0.02	0.02
Netback	1.88	1.18	1.57	1.10	0.83	1.21
Total (1) ($/BOE)
Price	42.52	46.60	45.50	46.61	43.25	50.84
Royalties	2.38	4.00	3.08	5.02	2.84	5.00
Transportation and Blending	2.17	1.88	1.86	1.74	1.90	2.00
Operating	12.39	11.18	11.12	11.35	10.75	11.46
Production and Mineral Taxes	0.42	0.38	0.33	0.38	0.40	0.40
Netback	25.16	29.16	29.11	28.12	27.36	31.98

Impact of Long-Term Incentives Costs (Recovery) on Operating Costs ($/BOE)	$0.10	$0.16	$0.05	$0.32	$(0.17)	$0.42

Impact of Realized Gain (Loss) on Risk Management
Liquids ($/bbl)	2.62	1.39	3.35	2.02	1.64	(1.67)
Natural Gas ($/Mcf)	0.39	1.14	0.89	1.24	1.39	1.03
Total (1) ($/BOE)	2.52	3.42	4.05	3.98	4.27	1.44

(1)    Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

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First Quarter 2013 Report	Supplemental Information

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of Debt to Adjusted EBITDA as well as Debt to Capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our interim consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our risk management, see “Risk Management” in our MD&A for the year ended December 31, 2012. For a full discussion of our material risk factors, see “Risk Factors” in our AIF or Form 40-F for the year ended December 31, 2012, available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at cenovus.com.

Cenovus Energy Inc.	70
First Quarter 2013 Report	Advisory

NON-GAAP MEASURES

Certain financial measures in this document do not have a standardized meaning as prescribed by IFRS such as cash flow, operating cash flow, free cash flow, operating earnings, adjusted EBITDA, debt and capitalization and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations. The additional information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation of each non-GAAP measure is presented in this MD&A.

ABBREVIATIONS

The following is a summary of the abbreviations that have been used in this document:

Crude Oil and NGLs		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
bbls/d	barrels per day	MMcf	million cubic feet
Mbbls/d	thousand barrels per day	Bcf	billion cubic feet
MMbbls	million barrels	MMBtu	million British thermal units
		GJ	Gigajoule
		CBM	Coal Bed Methane

Other
TM	Trademark of Cenovus Energy Inc.

Cenovus Energy Inc.	71
First Quarter 2013 Report	Advisory

Cenovus Energy Inc.

500 Centre Street SE

PO Box 766

Calgary, AB T2P 0M5

Phone: 403-766-2000

Fax: 403-766-7600

Cenovus Environment & Corporate Affairs

Investor contacts:	Media contacts:

Paul Gagne	Media Relations
Specialist, Investor Relations	403-766-7751
403-766-7045	media.relations@cenovus.com
paul.gagne@cenovus.com

Graham Ingram
Senior Analyst, Investor Relations
403-766-2849
graham.ingram@cenovus.com

Bill Stait
Senior Analyst, Investor Relations
403-766-6348
bill.stait@cenovus.com

cenovus.com